FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant To Rule 13a-16 Or 15d-16

of the Securities Exchange Act of 1934

For the month of March, 2016

Commission File Number: 1-33659

COSAN LIMITED

(Translation of registrant’s name into English)

Av. Juscelino Kubitschek, 1327, – 4th floor

São Paulo, SP 04543-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

COSAN LIMITED

Item
1.	Consolidated financial statements as at December 31, 2015 and report of independent registered public accounting firm

Cosan Limited

Consolidated financial statements as at

December 31, 2015 and report of independent

registered public accounting firm

Cosan Limited

Consolidated financial statements

December 31, 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders

Cosan Limited:

We have audited the accompanying consolidated statement of financial position of Cosan Limited and subsidiaries (the “Company”) as of December 31, 2015 and the related consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for the year ended December 31, 2015. We also have audited Cosan Limited’s internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Cosan Limited’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management´s annual report on internal control over financial reporting”. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company’s internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Cosan Limited and subsidiaries as of December 31, 2015 and the results of their operations and their cash flows for the year ended December 31, 2015, in conformity with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB). Also in our opinion, Cosan Limited maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Cosan Limited acquired América Latina Logística S.A. (“ALL”) during 2015, and management excluded from its assessment of the effectiveness of Cosan Limited’s internal control over financial reporting as of December 31, 2015, ALL’s internal control over financial reporting associated with total assets of R$18,664,429 thousand and total net revenues of R$3,327,246 thousand included in the consolidated financial statements of Cosan Limited and subsidiaries as of and for the year ended December 31, 2015. Our audit of internal control over financial reporting of Cosan Limited also excluded an evaluation of the internal control over financial reporting of ALL.

KPMG Auditores Independentes

São Paulo, SP, Brazil

March 9, 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Cosan Limited

In our opinion, the accompanying consolidated statement of financial position as of December 31, 2014 and the related consolidated statements of profit or loss and other comprehensive income, of changes in shareholders’ equity and of cash flows for the year ended December 31, 2014 and nine-month period ended December 31, 2013 present fairly, in all material respects, the financial position of Cosan Limited and its subsidiaries at December 31, 2014, and the results of their operations and their cash flows for the year ended December 31, 2014 and nine month-period ended December 31, 2013 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Campinas, Brazil

March 18, 2015

/s/ PricewaterhouseCoopers

PricewaterhouseCoopers

Auditores Independentes

Cosan Limited

Consolidated statements of financial position

(In thousands of Brazilian Reais - R$)

		December 31, 2015	December 31, 2014
	Note
Assets
Cash and cash equivalents	7	3,505,824	1,649,340
Restricted cash		57,290	—
Investment securities	8	749,698	149,735
Trade receivables	9	904,245	865,109
Derivative financial instruments	34	138,105	30,069
Inventories	10	656,901	353,720
Receivables from related parties	13	75,229	38,357
Income tax receivable		135,050	94,100
Other current tax receivable	11	311,892	78,818
Other trade receivables	12	—	69,683
Dividends receivable		12,064	36,130
Assets held for sale	16	149,938	25,089
Other current assets		138,995	174,957

Total current assets		6,835,231	3,565,107

Trade receivables	9	60,733	480,992
Restricted cash		200,893	—
Deferred tax assets	25	1,698,611	214,164
Receivables from related parties	13	221,345	212,527
Income tax receivable		274,597	8,778
Other non-current tax receivable	11	633,549	17,299
Judicial deposits	26	680,224	418,385
Other trade receivables	12	—	370,497
Derivative financial instruments	34	2,292,191	860,509
Other non-current assets		1,185,787	648,669
Investments in associates	14	184,376	130,677
Investments in joint ventures	15	8,329,520	8,404,503
Investment property	16	2,595,035	2,641,978
Property, plant and equipment	17	9,805,887	1,435,890
Intangible assets and goodwill	18	17,309,689	10,286,373

Total non-current assets		45,472,437	26,131,241

Total assets		52,307,668	29,696,348

The accompanying notes are an integral part of these consolidated financial statements

Cosan Limited

Consolidated statements of financial position

(In thousands of Brazilian Reais - R$)

		December 31, 2015	December 31, 2014
	Note
Liabilities
Loans, borrowings and debentures	19	2,775,510	1,056,353
Leases	20	539,615	—
Advances on real estate credits		88,089	—
Derivative financial instruments	34	812	13,803
Trade payables	23	1,963,981	1,112,459
Employee benefits payable		256,279	120,416
Income tax payable		59,620	30,905
Other taxes payable	24	153,540	307,741
Leases and concessions	21	20,205	—
Dividends payable		39,934	33,354
Payables to related parties	13	204,080	137,441
Deferred revenue		110,517	—
Other financial liabilities		236,698	—
Other current liabilities		473,753	158,471

Total current liabilities		6,922,633	2,970,943

Loans, borrowings and debentures	19	16,053,693	7,446,287
Leases	20	1,202,086	—
Advances on real estate credits		196,917	—
Derivative financial instruments	34	741,686	319,632
Trade payables	23	1,031	—
Other taxes payable	24	51,327	334,565
Provision for legal proceedings	26	1,193,931	657,779
Leases and concessions	21	2,204,039	—
Post-employment benefits	35	344,447	301,850
Deferred tax liabilities	25	4,179,564	1,739,274
Preferred shareholders payable in subsidiaries	27	2,042,878	1,926,888
Deferred revenue		95,730	—
Other non-current liabilities		723,034	509,823

Total non-current liabilities		29,030,363	13,236,098

Total liabilities		35,952,996	16,207,041

Shareholders’ equity	28
Share capital		5,328	5,328
Additional paid in capital		4,006,562	3,887,109
Other comprehensive loss		(478,207)	(165,618)
Retained earnings		2,483,283	2,117,739

Equity attributable to owners of the parent		6,016,966	5,844,558
Non-controlling interests		10,337,706	7,644,749

Total shareholders’ equity		16,354,672	13,489,307

Total shareholders’ equity and liabilities		52,307,668	29,696,348

The accompanying notes are an integral part of these consolidated financial statements

Cosan Limited

Consolidated statements of profit or loss and other comprehensive income

(In thousands of Brazilian Reais – R$, except earnings per share)

		Twelve months ended December 31, 2015	Twelve months ended December 31, 2014	Nine months ended December 31, 2013
	Note
Net sales	30	12,458,251	9,062,304	6,878,214
Cost of sales	31	(8,663,635)	(6,413,720)	(4,878,229)

Gross profit		3,794,616	2,648,584	1,999,985

Selling expenses	31	(900,728)	(881,543)	(603,965)
General and administrative expenses	31	(939,638)	(668,613)	(466,933)
Other income (expense), net	33	301,062	(21,240)	76,272

Operating expense		(1,539,304)	(1,571,396)	(994,626)

Income before equity in earnings of investees and financial results		2,255,312	1,077,188	1,005,359

Equity in earnings of investees
Equity in earnings of associates	14	7,978	3,540	5,497
Equity in earnings of joint ventures	15	775,566	588,428	242,036

		783,544	591,968	247,533
Financial results	32
Finance expense		(2,629,440)	(1,060,802)	(804,606)
Finance income		588,475	217,112	179,904
Foreign exchange losses, net		(746,058)	(300,521)	(324,495)
Derivatives		622,295	161,363	235,485

		(2,164,728)	(982,848)	(713,712)
Profit before taxes		874,128	686,308	539,180

Income tax (expense) benefit	25
Current		(176,477)	(156,502)	(129,976)
Deferred		188,611	112,673	90,782

		12,134	(43,829)	(39,194)
Profit for the year		886,262	642,479	499,986

Other comprehensive income (loss)	28
Items that will not be reclassified to profit or loss:
Actuarial (loss) gain on defined benefit plan		(28,897)	46,988	42,438
Taxes on items that will not be reclassified to profit or loss		9,825	(15,976)	(14,429)

		(19,072)	31,012	28,009

Cosan Limited

Consolidated statements of profit or loss and other comprehensive income

(In thousands of Brazilian Reais – R$, except earnings per share)

Items that may be reclassified to profit or loss:
Foreign currency translation effect			(169,904)		(75,408)		(42,891)
Loss on cash flow hedge in joint ventures and subsidiary			(224,874)		(53,958)		(6,426)
Changes in fair value of available for sale securities			12,447		9,110		13,753
Taxes on items that may be reclassified to profit or loss			(4,563)		(3,097)		(4,676)

			(386,894)		(123,353)		(40,240)
Total other comprehensive loss, net of tax			(405,966)		(92,341)		(12,231)

Total comprehensive income			480,296		550,138		487,755

Net income attributable to:
Owners of the Parent			459,790		171,006		122,618
Non-controlling interests			426,472		471,473		377,368

Total comprehensive income attributable to:
Owners of the Parent			147,201		90,275		96,639
Non-controlling interests			333,095		459,863		391,116

Basic earnings per share from continuing operations	29	R$	1.74	R$	0.65	R$	0.46
Diluted earnings per share from continuing operations	29	R$	1.68	R$	0.58	R$	0.40

The accompanying notes are an integral part of these consolidated financial statements

Cosan Limited

Consolidated statements of changes in equity

(In thousands of Brazilian Reais - R$)

		Capital reserve
	Share capital	Additional paid in capital	Other comprehensive income	Retained earnings	Equity attributable to owners of the parent	Non- controlling interests	Total equity

At April 1, 2013	5,328	3,856,849	(58,908)	2,194,051	5,997,320	7,208,701	13,206,021
Profit for the nine-month period	—	—	—	122,618	122,618	377,368	499,986
Other comprehensive income:
Foreign currency translation effects	—	—	(34,984)	—	(34,984)	(7,907)	(42,891)
Loss on cash flow hedge in joint ventures	—	—	(4,004)	—	(4,004)	(2,422)	(6,426)
Actuarial gain on defined benefit plan	—	—	11,334	—	11,334	16,675	28,009
Changes in fair value of available for sale securities	—	—	1,675	—	1,675	7,402	9,077

Total comprehensive income for the nine months	—	—	(25,979)	122,618	96,639	391,116	487,755

Contributions by and distributions to owners of the Parent:
Share options exercised—Subsidiaries	—	10,120	—	—	10,120	6,123	16,243
Dividends—non-controlling interests	—	889	—	—	889	(589)	300
Share-based compensation—Subsidiaries	—	4,109	—	—	4,109	2,486	6,595
Dividends	—	—	—	(179,694)	(179,694)	(148,586)	(328,280)

Total contributions by and distributions to owners of the Parent	—	15,118	—	(179,694)	(164,576)	(140,566)	(305,142)

Transactions with owners of the Parent:
Acquisition of treasury shares	—	(43,412)	—	—	(43,412)	(26,268)	(69,680)
Unclaimed dividends	—	303	—	—	303	507	810

Total transactions with owners of the Parent	—	(43,109)	—	—	(43,109)	(25,761)	(68,870)

At December 31, 2013	5,328	3,828,858	(84,887)	2,136,975	5,886,274	7,433,490	13,319,764

The accompanying notes are an integral part of these consolidated financial statements

Cosan Limited

Consolidated statements of changes in equity

(In thousands of Brazilian Reais - R$)

		Capital reserve
	Share capital	Additional paid in capital	Other comprehensive income	Retained earnings	Equity attributable to owners of the parent	Non- controlling interests	Total equity

At January 1, 2014	5,328	3,828,858	(84,887)	2,136,975	5,886,274	7,433,490	13,319,764
Profit for the year	—	—	—	171,006	171,006	471,473	642,479
Other comprehensive income:
Foreign currency translation effects	—	—	(66,653)	—	(66,653)	(8,755)	(75,408)
Loss on cash flow hedge in joint ventures and subsidiary	—	—	(33,687)	—	(33,687)	(20,271)	(53,958)
Actuarial gain on defined benefit plan	—	—	18,285	—	18,285	12,727	31,012
Changes in fair value of available for sale securities	—	—	1,324	—	1,324	4,689	6,013

Total comprehensive income for the year	—	—	(80,731)	171,006	90,275	459,863	550,138

Contributions by and distributions to owners of the Parent:
Share options exercised—Subsidiaries	—	28,436	—	—	28,436	17,111	45,547
Dividends—non-controlling interests	—	3,411	—	—	3,411	857	4,268
Share-based compensation—Subsidiaries	—	8,073	—	—	8,073	4,851	12,924
Dividends	—	—	—	(190,242)	(190,242)	(255,293)	(445,535)

Total contributions by and distributions to owners of the Parent	—	39,920	—	(190,242)	(150,322)	(232,474)	(382,796)

Transactions with owners of the Parent:
Acquisition of non-controlling interest	—	18,331	—	—	18,331	(16,130)	2,201

Total transactions with owners of the Parent	—	18,331	—	—	18,331	(16,130)	2,201

At December 31, 2014	5,328	3,887,109	(165,618)	2,117,739	5,844,558	7,644,749	13,489,307

The accompanying notes are an integral part of these consolidated financial statements

Cosan Limited

Consolidated statements of changes in equity

(In thousands of Brazilian Reais - R$)

		Capital reserve
	Share capital	Additional paid in capital	Other comprehensive income	Retained earnings	Equity attributable to owners of the parent	Non- controlling interests	Total equity

At January 1, 2015	5,328	3,887,109	(165,618)	2,117,739	5,844,558	7,644,749	13,489,307
Profit for the year	—	—	—	459,790	459,790	426,472	886,262
Other comprehensive income:
Foreign currency translation effects	—	—	(160,956)	—	(160,956)	(8,948)	(169,904)
Loss on cash flow hedge in joint ventures and subsidiary	—	—	(140,777)	—	(140,777)	(84,428)	(225,205)
Actuarial loss on defined benefit plan	—	—	(12,192)	—	(12,192)	(6,880)	(19,072)
Changes in fair value of available for sale securities	—	—	1,336	—	1,336	6,879	8,215

Total comprehensive income for the year	—	—	(312,589)	459,790	147,201	333,095	480,296

Contributions by and distributions to owners of the Parent:
Dividends—non-controlling interests	—	(3,847)	—	—	(3,847)	3,847	—
Share-based compensation—Subsidiaries	—	7,628	—	—	7,628	5,033	12,661
Dividends	—	—	—	(94,246)	(94,246)	(437,256)	(531,502)

Total contributions by and distributions to owners of the Parent	—	3,781	—	(94,246)	(90,465)	(428,376)	(518,841)

Transactions with owners of the Parent:
Acquisition of non-controlling interest	—	636	—	—	636	(10,838)	(10,202)
Business combination ALL	—	118,937	—	—	118,937	2,820,416	2,939,353
Share buy-back costs—Rumo	—	(3,901)	—	—	(3,901)	(21,340)	(25,241)

Total transactions with owners of the Parent	—	115,672	—	—	115,672	2,788,238	2,903,910

At December 31, 2015	5,328	4,006,562	(478,207)	2,483,283	6,016,966	10,337,706	16,354,672

The accompanying notes are an integral part of these consolidated financial statements

Cosan Limited

Consolidated statements of cash flows

(In thousands of Brazilian Reais - R$)

	Note	Twelve months ended December 31, 2015	Twelve months ended December 31, 2014	Nine months ended December 31, 2013

Cash flows from operating activities
Profit before taxes		874,128	686,308	539,180
Adjustments for:
Depreciation and amortization	17/18	1,178,836	679,101	439,144
Amortization of concession rights		124,376	—	—
Equity in earnings of associates	14	(7,978)	(3,540)	(5,497)
Equity in earnings of joint ventures	15	(775,566)	(588,428)	(242,036)
Loss on disposal of assets		22,424	9,958	6,922
Share-based compensation expense	13	12,661	12,924	6,595
Change in fair value of investment property	16/33	(51,073)	(131,697)	(121,543)
Provisions for legal proceedings	33	58,956	51,347	80,944
Indexation charges, interest and exchange gains/losses, net		2,394,013	1,086,158	825,774
Gain on compensation claims		(297,203)	—	—
Other		116,306	42,557	40,167

		3,649,880	1,844,688	1,569,650
Changes in:
Trade receivables		66,858	(268,813)	(254,236)
Inventories		(200,034)	(40,321)	(28,324)
Recoverable taxes		(155,567)	51,013	(13,167)
Related parties		98,555	(112,251)	(8,519)
Trade payables		283,167	241,827	55,728
Other financial liabilities		63,152	—	—
Employee benefits		(71,931)	(58,098)	(14,216)
Provisions for legal proceedings		(36,394)	(50,136)	(107,484)
Judicial deposits		(14,683)	(3,723)	(8,142)
Post-employment benefits		(29,312)	(14,002)	(10,222)
Income and other taxes		(69,779)	(458,979)	(156,476)
Other assets and liabilities, net		(233,350)	(14,055)	105,658

		(299,317)	(727,538)	(439,400)
Net cash generated by operating activities		3,350,563	1,117,150	1,130,250

Cash flows from investing activities
Capital contribution in associates		(82,765)	(46,259)	(79,594)
Investment securities		208,775	—	—
Restricted cash		(26,565)	—	18,220
Net cash acquired in business combination	5	103,044	—	—
Dividends received from associates		8,515	3,118	3,684
Dividends received from joint ventures		671,351	705,072	406,424
Acquisition of property, plant and equipment, intangible assets and investments, net		(2,012,197)	(1,063,412)	(976,119)

Cosan Limited

Consolidated statements of cash flows

(In thousands of Brazilian Reais - R$)

Proceeds from sale of property, plant
and equipment, intangibles and investments	8,412	1,196	65,350
Proceeds from sale of discontinued operation	118,362	68,633	57,175

Net cash used in investing activities	(1,003,068)	(331,652)	(504,860)

Cash flows from financing activities
Loans, borrowings and debentures raised	5,201,072	1,720,385	1,072,339
Payment of loans, borrowings and debentures
Principal	(3,901,237)	(2,905,983)	(1,083,944)
Interest	(1,195,814)	(725,309)	(376,526)
Payment of leases
Principal	(289,606)	—	—
Interest	(166,760)	—	—
Advances on real estate credits	(99,381)	—	—
Derivative financial instruments	581,753	(84,951)	82,621
Share capital paid in preferred shares	—	1,946,736	—
Dividends paid	(656,669)	(630,233)	(314,446)
Treasury shares	(12,186)	—	(69,659)
Related parties	(3,806)	(1,643)	—
Proceeds from exercise of share options	—	45,547	16,243

Net cash used in financing activities	(542,634)	(635,451)	(673,372)

Increase (decrease) in cash and cash equivalents	1,804,860	150,047	(47,982)

Cash and cash equivalents at beginning of the year	1,649,340	1,509,565	1,544,072
Effects of exchange rate changes on cash held	51,624	(10,272)	13,475

Cash and cash equivalents at ended of the year	3,505,824	1,649,340	1,509,565

Supplemental cash flow information:
Income taxes paid	109,875	157,285	129,539

The accompanying notes are an integral part of these consolidated financial statements

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

1 Operations

Cosan Limited (“Cosan”) was incorporated in Bermuda on April 30, 2007. Cosan’s class A common shares are traded on the New York Stock Exchange (NYSE) (ticker—CZZ). The BDRs (Brazilian Depositary Receipts) representing Cosan’s class A common shares are listed on the Brazilian Stock Exchange (BM&FBovespa) (ticker—CZLT33). Mr. Rubens Ometto Silveira Mello is the ultimate controlling shareholder of Cosan. Cosan controls its subsidiaries Cosan S.A. Indústria e Comércio (“Cosan S.A.”) and Cosan Logística S.A. (“Cosan Logística”) through a 62.51% and 63.27% interest, respectively. Cosan, Cosan S.A., Cosan Logística and its subsidiaries are collectively referred to as the “Company”.

The Company’s primary activities are in the following business segments: (i) Piped natural gas distribution to part of the State of São Paulo through its subsidiary Companhia de Gás de São Paulo – COMGÁS (“COMGÁS”); (ii) Logistics services including transportation, port loading and storage of sugar, leasing or lending of locomotives, wagons and other railway equipment, through its indirect subsidiaries Rumo Logística Operadora Multimodal S.A. (“Rumo”) and América Latina Logística S.A. (“ALL”), logistic segment (“Logistic”); (iii) Purchase, sale and leasing of agricultural land through its subsidiaries, Radar Propriedades Agrícolas S.A. and Radar II Propriedades Agrícolas S.A. (“Radar”); (iv) Production and distribution of lubricants, through its indirect subsidiaries Cosan Lubrificantes e Especialidades S.A. (“CLE”) and Comma Oil & Chemicals Ltd. (“Comma”), under the Mobil licensed trademark in Brazil, Bolivia, Uruguay and Paraguay, in addition to the European and Asian market using the Comma brand and corporate activities (“Lubricants”); and (v) other investments, in addition to the corporate structures of the Company (“Cosan’s other business”).

The Company also holds interests in two joint ventures (“JVs”): (i) Raízen Combustíveis S.A. (“Raízen Combustíveis”), a fuel distribution business, and (ii) Raízen Energia S.A. (“Raízen Energia”), which operates in the production and marketing of sugar, ethanol and energy cogeneration, produced from sugar cane bagasse.

The Annual General Shareholders’ Meeting held on July 31, 2013, approved a fiscal year end change from March 31st to December 31st. This was driven by changes in the Company’s investment portfolio, in which other businesses that do not use the harvest year (March 31) have become more significant. With this change, the Company’s fiscal year begins on January 1st, and ends on December 31st of each year. Accordingly, the consolidated financial statements for the nine months ended December 31, 2013 (transition period) are not comparable.

On December 31, 2015, Cosan Logística had a negative consolidated working capital of R$ 2,002,026. Management has been working on actions to mitigate any significant uncertainty over the Cosan Logística´s ability to continue operating in the foreseeable future, which includes a Company commitment to provide up to R$ 750,000 in cash either as debt or equity financing.

The subsidiary Cosan S.A. and Cosan Logística are part of an agreement with the non-controlling interest holder of Rumo. This agreement provides the non-controlling interest holder the right to substitute its shares in Rumo for a fixed number of shares to be issued by Cosan S.A. and Cosan Logística. Upon completion of the transaction no impacts on the consolidated financial statements of the Company were identified.

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

2 Basis of preparation

2.1 Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

These consolidated financial statements were authorized for issue by the Board of Directors on February 16, 2016.

2.2 Functional and presentation currency

The consolidated financial statements are presented in Brazilian Reais. However, the functional currency of Cosan Limited is the U.S. Dollar (US$). The Brazilian Real is the functional currency of Cosan S.A., Cosan Logística, its subsidiaries and joint ventures, located in Brazil, as it is the currency of the primary economic environment in which they operate, generate and expend cash. The main functional currency for the subsidiaries located outside Brazil is U.S. Dollar or the Pound Sterling.

2.3 Use of judgments and estimates

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenue and expenses at the end of the reporting period. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about critical judgments, assumptions and estimation uncertainties in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements is included in the following notes:

•	Notes 17 and 18 – Property, plant and equipment and intangible assets

The Company performs annually a review of impairment indicators for intangible assets with useful lives and property, plant and equipment. Also, an impairment test is undertaken for goodwill and intangible assets with indefinite useful lives. Impairment exists when the carrying value of an asset or cash generating unit exceeds its recoverable amount, which is the higher of its fair value less costs to sell and its value in use. The key assumptions used to determine the recoverable amount of the different cash generating units to which goodwill is allocated are explained in Note 18.

The subsidiary COMGÁS has an agreement for the public concession of gas distribution service in accordance to which the Conceding Authority controls what services must be rendered and what prices will be applied, as well as included significant interest in the infrastructure at the end of the concession. This concession agreement represents the right to charge from customers for the supply of gas during the effective period of the agreement. Therefore, the Company recognizes this right as intangible assets.

Thus, the infrastructure construction necessary for gas distribution is considered a service to the Grantor and the related revenue is recognized at fair value. Financing costs directly related to construction are also capitalized.

The Company does not recognize a margin on the infrastructure construction, since such margin is mainly linked to the services contracted from third-parties at amounts which reflect the fair value.

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Subject to approval of the Granting Authority, the Company may request only once the extension of the distribution services for another 20 years. When the concession is terminated, the assets linked to the rendering of gas distribution services will be returned to the Granting Authority, and the Company will be entitled to receive an indemnity to be determined based on assessments and evaluations considering the book values to be calculated at the time. Currently the figures for compensation are not predetermined or determinable, which is why the Company did not apply the bifurcated model for the accounting of financial assets.

The amortization of intangible assets reflects the pattern expected for the utilization of the future economic benefits by the Company, which corresponds to the useful lives of the assets comprising the infrastructure consonant to the São Paulo State Sanitation and Energy Regulatory Agency (“ARSESP”) provisions, as disclosed in Note 18.

The amortization of the intangible assets is discontinued when the related asset is fully used or written-off, and no longer is included in the calculation basis of the tariff for the rendering of the concession services, whichever occurs first.

The subsidiary Rumo has a concession rights generated in the business combination of ALL, which was fully allocated to ALL Malha Norte concession and amortized on the straight-line method based on estimated useful lives of intangible assets, from the date on which these are available for use.

•	Note 20 – Operating lease commitments

The Company has entered into commercial property leases on its investment property portfolio. The Company has determined, based on an evaluation of the terms and conditions of the arrangements, such as the lease term not constituting a substantial portion of the economic life of the commercial property and the present value of the minimum lease payments not amounting to substantially all of the fair value of the commercial property, that it retains all the significant risks and rewards of ownership of these properties and accounts for the contracts as operating leases.

•	Note 25 – Income taxes and social contribution

A deferred tax asset is recognized for loss carry forwards to the extent that it is probable that future taxable income will be generated to realize such losses. Significant judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the timing and the level of future taxable income together with future tax planning strategies.

•	Other non-current asset

The Company is active part in lawsuits filed against the Federal Government, claiming appropriate compensation arising from the differences in sugar and ethanol prices. A compensation action is recognized when it appeared certain that will be an inflow of economic benefits. The compensation claims are recorded in “Other non-current assets” in the amounts of R$ 830,461 and R$ 460,103 as at December 31, 2015 and 2014, respectively (Note 26).

According to recent court decisions during the year, the Company recognized an asset in the amount of R$ 290,180 (net lawyer fees) related to another action recognized in “Other operating income (expense), net”, Note 33.

The Company has additional compensation claims, which are not recognized in these consolidated financial statements, for not having achieved the above criteria, representing still contingent assets.

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

•	Note 16 – Fair value of investment properties

The Company carries its investment properties at fair value, with changes in fair value being recognized in the statement of profit or loss. The Company engaged an independent valuation specialist to assess fair value as at December 31, 2015. For investment properties, a valuation methodology based on direct comparisons of market information (Level 2), such as market research, homogenization of values, prices, recent sales, distances, facilities, access to land, topography and soil, land use (culture), rainfall level, among others.

•	Note 34 – Fair value of derivatives and other financial instruments

When the fair value of financial assets and liabilities cannot be derived from active markets, their fair value is determined using valuation techniques including the discounted cash flow model. The inputs to these models are taken from observable markets where possible, but when this is not feasible, a degree of judgment is required in determining fair values. Judgment is required in the determination of inputs such as liquidity risk, credit risk and volatility. Changes in these variables could affect the reported fair value of financial instruments.

•	Note 35 – Post-employment benefit

The cost of defined benefit pension plans and other post-employment and the present value of the pension obligation is determined using actuarial valuations. An actuarial valuation involves the use of various assumptions which may differ from actual results in the future. These include the determination of the discount rate, future salary increases, mortality rates and future pension increases. A defined benefit obligation is highly sensitive to changes in these assumptions. All assumptions are reviewed by management at each reporting date.

•	Note 36 – Share-based payment

The Company measures employees’ share based compensation cost by reference to the fair value of the shares at the grant date. The estimation of fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the plan. This estimate also requires determining the most appropriate inputs to the valuation model including the assumption of the expected life of the stock option, volatility and dividend yield. The assumptions and models used for estimating fair value for share-based payment transactions are disclosed in Note 36.

•	Note 26 – Provisions for legal proceedings

Provisions for legal proceedings are recognized when: the Company has a present legal or constructive obligation as a result of past events; it is probable that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated.

The assessment of probability loss includes the available evidence, hierarchy of laws, jurisprudence, the most recent court decisions and relevance in the legal system, as well as the opinion of outside counsel. Provisions are reviewed and adjusted according to circumstances, such as limitation period, conclusions of tax inspections or additional exposures identified based on new matters or court decisions.

Provisions for legal proceedings resulting from business combinations are estimated at fair value.

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

•	Note 15 – Investment in joint ventures

The Company has a 50% interest in a joint agreement. The joint venture agreements require unanimous consent from all parties for all relevant activities.

The two partners have direct rights to the assets of the partnership and are jointly and severally liable for the liabilities incurred by the partnership. This entity is therefore classified as a joint ventures and the Company recognizes its interest in the joint ventures using the equity method as described in Note 15.

Measurement of fair values

A number of the Company’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities.

The Company regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the valuation team assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of IFRS, including the level in the fair value hierarchy in which such valuations should be classified.

When measuring the fair value of an asset or a liability, the Company uses observable market data when available. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The Company recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

2.4 Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for the following material items in the consolidated statement of financial position:

•	derivative financial instruments are measured at fair value;

•	derivative financial instruments at fair value through profit or loss;

•	available-for-sale financial assets are measured at fair value;

•	contingent consideration assumed in a business combination;

•	investment properties are measured at fair value; and

•	employee’s defined benefit obligations are presented at the present value of the actuarial obligation net of the fair value of plan assets (Note 35).

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

3 Significant accounting policies

The accounting policies set out below have been applied consistently by the Company to all periods presented.

3.1 Basis of consolidation

The consolidated financial statements include the accounts of Cosan and its subsidiaries. Cosan’s subsidiaries are listed below:

	December 31, 2015	December 31, 2014
Directly owned subsidiaries
Cosan Logística S.A.(i)	63.27%	62.51%
Cosan S.A. Indústria e Comércio	62.51%	62.51%
Interest of Cosan S.A. in its subsidiaries
Águas da Ponte Alta S.A.	65.00%	65.00%
Bioinvestments Negócios e Participações S.A.	65.00%	65.00%
Comma Oil Chemicals Limited	100.00%	100.00%
Companhia de Gás de São Paulo—COMGÁS	61.33%	60.69%
Cosan Biomassa S.A.	100.00%	100.00%
Cosan Cayman II Limited	100.00%	100.00%
Cosan Global Limited	100.00%	100.00%
Cosan Investimentos e Participações S.A.	100.00%	100.00%
Cosan Lubes Investments Limited	100.00%	100.00%
Cosan Lubrificantes e Especialidades S.A.	100.00%	100.00%
Cosan Luxembourg S.A.	100.00%	100.00%
Cosan Overseas Limited	100.00%	100.00%
Cosan Paraguay S.A.	100.00%	100.00%
Cosan US, Inc.	100.00%	100.00%
Ilha Terminal Distribuição de Produto Químicos Ltda.	100.00%	—
Nova Agrícola Ponte Alta S.A.	29.50%	29.50%
Nova Amaralina S.A. Propriedades Agrícolas	29.50%	29.50%
Nova Santa Barbara Agrícola S.A.	29.50%	29.50%
Pasadena Empreendimentos e Participações S.A.	100.00%	100.00%
Proud Participações S.A.	65.00%	65.00%
Radar II Propriedades Agrícolas S.A.	65.00%	65.00%
Radar Propriedades Agrícolas S.A.	29.50%	29.50%
Terras da Ponte Alta S.A.	29.50%	29.50%
Vale da Ponte Alta S.A.	65.00%	65.00%
Zip Lube S.A.	100.00%	100.00%
Interest of Cosan
Logística S.A. in its subsidiaries
Rumo Logística Operadora Multimodal S.A.	26.26%	75.00%
Logispot Armazéns Gerais S.A.	13.39%	38.25%
Rumo Um S.A.	—	75.00%
Rumo Dois S.A.	—	75.00%
ALL – América Latina Logística S.A.	26.26%	—
ALL Intermodal S.A.	26.26%	—
ALL Malha Oeste S.A.	26.26%	—
ALL Malha Paulista S.A.	26.26%	—

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

ALL Malha Sul S.A.	26.26%	—
ALL Malha Norte S.A.	26.06%	—
ALL Participações S.A.	26.26%	—
ALL Armazéns Gerais Ltda.	26.26%	—
Portofer Ltda.	26.26%	—
Boswells S.A.	26.26%	—
Brado Holding S.A.	26.26%	—
Brado Logística e Participações S.A.	16.34%	—
Brado Logística S.A.	16.34%	—
ALL Serviços Ltda.	26.26%	—
ALL Equipamentos Ltda.	26.26%	—
ALL Argentina S.A.	23.89%	—
ALL Mesopotâmica S.A.	18.53%	—
ALL Central S.A.	19.31%	—
Paranaguá S.A.	26.22%	—
ALL Rail Management Ltda.	13.13%	—
PGT S.A.	26.26%	—

(i)	Change in the ownership interest reflects the buy-back program of its common shares, as per the press release issued on April 7, 2015.

a)	Business combinations

Business combinations are accounted for using the acquisition method. The consideration transferred in the acquisition is generally measured at fair value, as are the identifiable net assets acquired and liabilities assumed. Any goodwill that arises is tested annually for impairment. Transaction costs are expensed as incurred, except if related to the issue of debt or equity.

The consideration transferred does not include amounts related to the settlement of pre-existing relationships. Such amounts are generally recognized in profit or loss.

b)	Non-controlling interests

For each business combination, the Company elects to measure any non-controlling interests in the acquiree either:

•	at fair value; or

•	at their proportionate share of the acquiree’s identifiable net assets, which are generally at fair value.

Transactions with non-controlling interests that do not result in loss of control are accounted for as equity transactions – that is, as transactions with the owners in their capacity as owners.

c)	Subsidiaries

Subsidiaries are all entities over which the Company has control. Subsidiaries are fully consolidated from the date of acquisition of control, and continue to be consolidated until the date that control ceases to exist. They are deconsolidated from the date that control ceases.

The financial statements of subsidiaries are prepared for the same reporting period as that of the parent company, using consistent accounting policies.

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

d)	Investments in associates (equity method investees)

Associates are those entities in which the Company has significant influence, but not control or joint control, over the financial and operating policies. Significant influence is presumed to exist when the Company holds between 20% and 50% of the voting power of another entity.

Investments in associates are accounted for under the equity method and are recognized initially at cost. The cost of the investment includes transaction costs.

Under the equity method of accounting, the share attributable to the Company of the profit or loss for the period of such investments is accounted for in the statement of profit or loss, in “Equity in investees”. Unrealized gains and losses arising on transactions between the Company and the investees are eliminated based on the percentage interest held in such investees. The other comprehensive income of subsidiaries, associates and jointly controlled entities is recorded directly in the Company’s shareholders’ equity, in “Other comprehensive income”.

e)	Investments in joint ventures (equity method investees)

The Company has interests in joint ventures, in which contractual arrangement establishes joint control over the voting and economic activities of the entity. The contractual arrangements require unanimous agreement for financial and operating decisions among the ventures. The Company recognizes its interest in the joint ventures using the equity method (Note 15).

f)	Transactions eliminated on consolidation

Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements.

Unrealized gains arising from transactions with equity accounted investees are eliminated against the investment to the extent of the Company’s interest in the investee. Unrealized losses are similarly eliminated, but only to the extent that there is no evidence of impairment.

3.2 Foreign currency

a) Foreign currency transactions

Transactions in foreign currencies are translated to the respective functional currencies of the each subsidiary using the exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated to the functional currency using the exchange rate at the reporting date.

b) Foreign operations

The assets and liabilities derived from foreign operations, including goodwill and fair value adjustments arising on acquisition, are translated to Brazilian Reais using the exchange rates at the reporting date. Income and expenses of foreign operations are translated to Brazilian Reais using the exchange rates at the dates of the transactions.

Foreign currency differences are recognized in other comprehensive income, and presented in the foreign currency translation reserve (translation reserve) in equity. However, if the foreign operation is a non-wholly owned subsidiary, then the relevant proportion of the translation difference is allocated to non-controlling interests. When a foreign operation is disposed of such that control, significant influence or joint control is lost, the cumulative amount in the translation reserve related to that foreign operation is reclassified to profit or loss as part of the gain or loss on disposal.

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

c)	Translation of subsidiaries and associates’ financial statements

These consolidated financial statements have been translated to the Brazilian Real using the following criteria:

•	assets and liabilities have been translated using the exchange rate at the balance sheet date;

•	statement of profit or loss, comprehensive income and statement of cash flows have been translated using the monthly average exchange rate; and

•	shareholders’ equity has been translated using the historical exchange rate.

Translation effects have been recognized in shareholders’ equity in “Cumulative translation adjustment”.

The consolidated financial statements of each subsidiary included in these consolidated financial statements and equity method investments are prepared based on their respective functional currencies. For subsidiaries whose functional currency is a currency other than the Brazilian Real, asset and liability accounts are translated into the Company’s reporting currency using exchange rates in effect at the date of the statement of financial position, and income and expense items are translated using monthly average exchange rates and shareholders’ equity has been translated using the historical exchange rate. The resulting translation adjustments are reported in a separate component of shareholders’ equity, as cumulative translation adjustment.

The exchange rate of the Brazilian Real (R$) to the U.S. Dollar (US$) was R$ 3.9048 at December 31, 2015, R$ 2.6562 at December 31, 2014 and R$ 2.3426 at December 31, 2013.

3.3 Financial instruments

a)	Non-derivative financial assets

The Company initially recognizes loans and receivables on the date that they are originated. All other financial assets (including assets designated as at fair value through profit or loss) are recognized initially on the trade date, which is the date that the Company becomes a party to the contractual provisions of the instrument.

The Company classifies non-derivative financial assets into the following categories: financial assets at fair value through profit or loss, held-to-maturity financial assets, loans and receivables and available-for-sale financial assets.

(i)	Financial assets at fair value through profit or loss

A financial asset is classified at fair value through profit or loss if it is classified as held-for trading or is designated as such on initial recognition. Financial assets are designated at fair value through profit or loss if the Company manages such investments and makes purchase and sale decisions based on their fair value in accordance with the Company’s documented risk management or investment strategy. Attributable transaction costs are recognized in profit or loss as incurred. Financial assets at fair value through profit or loss are measured at fair value and changes therein, which takes into account any dividend income, are recognized in profit or loss.

Financial assets classified as held-for-trading comprise short-term sovereign debt securities actively managed by the Company’s treasury department to address short-term liquidity needs.

Financial assets designated at fair value through profit or loss comprise equity securities that otherwise would have been classified as available-for-sale.

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

(ii)	Held-to-maturity financial assets

Non-derivative financial assets with fixed or determinable payments and fixed maturities are classified as held-to maturity when the Company has the intention and ability to hold them to maturity. Interest, indexation charges/credits, foreign exchange gain/losses, less impairment losses, if any, are recognized in income when incurred, as financial income/expense.

Held-to-maturity financial assets comprise debentures. Subsequent to initial recognition, held-to-maturity financial assets are measured at amortized cost.

(iii)	Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses.

Loans and receivables comprise cash and cash equivalents, restricted cash, trade and other receivables.

(iv)	Restricted cash

Restricted cash comprises investments that are linked to the Company’s loan and escrow for security agreement.

(v)	Cash and cash equivalents

Cash and cash equivalents comprise cash balances, call deposits and highly liquid short-term investments with maturities of three months or less from the acquisition date that are subject to an insignificant risk of changes in their fair value, and are used by the Company in the management of its short-term commitments.

(vi)	Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale or are not classified in any of the above categories of financial assets. Available-for-sale financial assets are recognized initially at fair value plus any directly attributable transaction costs.

Subsequent to initial recognition, the financial assets are measured at fair value and changes therein, other than impairment losses and foreign currency gain/losses on available-for-sale debt instruments, are recognized in other comprehensive income and presented in the consolidated statements of changes in equity. When an investment is derecognized, the gain or loss accumulated in equity is reclassified to profit or loss.

Available-for-sale financial assets comprise equity securities and debt securities.

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Derecognition

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognized when:

•	The rights to receive cash flows from the asset have expired; or

•	The Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement, and either (a) the Company has transferred substantially all the risks and rewards of the asset, or (b) the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

When the Company has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, it evaluates if and, to what extent, it has retained the risks and rewards of ownership.

When it has neither transferred nor retained substantially all of the risks and rewards of the asset nor transferred control of it, the asset is recognized to the extent of the Company’s continuing involvement. In that case, the Company also recognizes an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Company has retained.

b)	Non-derivative financial liabilities

The Company initially recognizes debt securities issued and subordinated liabilities on the date that they are originated. All other financial liabilities are recognized initially on the trade date, which is the date that the Company becomes a party to the contractual provisions of the instrument.

The Company derecognizes a financial liability when its contractual obligations are discharged, cancelled or expire.

The Company classifies non-derivative financial liabilities as other financial liabilities. Such financial liabilities are initially recognized at fair value less any directly attributable transaction costs. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method.

Financial liabilities comprise loans and borrowings, debt securities issued (including certain preference shares), bank overdrafts, and trade and other payables.

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognized in the statement of profit or loss.

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

c)	Share capital

Ordinary shares

Incremental costs directly attributable to the issue of ordinary shares are recognized as a deduction from equity. Income taxes relating to transaction costs of an equity transaction are accounted for in accordance with IAS 12.

Preference shares

Non-redeemable preference shares are classified as equity, because they bear discretionary dividends, do not contain any obligations to deliver cash or other financial assets and do not require settlement in a variable number of the Company’s equity instruments. Discretionary dividends thereon are recognized as equity distributions on approval by the Company’s shareholders.

Mandatory minimum dividends as defined in the bylaws are recognized as liabilities.

d)	Derivative financial instruments, including hedge accounting

The Company holds derivative financial instruments to hedge its foreign currency and interest rate risk exposures. Embedded derivatives are separated from the host contract and accounted for separately if:

•	The economic characteristics and risks of the host contract and the embedded derivative are not closely related;

•	A separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; and

•	The combined instrument is not measured at fair value through profit or loss.

On initial designation of the derivative as a hedging instrument, the Company formally documents the relationship between the hedging instrument and hedged item, including the risk management objectives and strategy in undertaking the hedge transaction and the hedged risk, together with the methods that will be used to assess the effectiveness of the hedging relationship. The Company makes an assessment, both at the inception of the hedge relationship as well as on an ongoing basis, of whether the hedging instruments are expected to be highly effective in offsetting the changes in the fair value or cash flows of the respective hedged items attributable to the hedged risk, and whether the actual results of each hedge are within a range of 80% – 125%. For a cash flow hedge of a forecast transaction, the transaction should be highly probable to occur and should present an exposure to variations in cash flows that ultimately could affect reported profit or loss.

Derivatives are initially recognized at fair value; any attributable transaction costs are recognized in profit or loss as incurred. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below:

(i)	Cash flow hedges

When a derivative is designated as the hedging instrument in a hedge of the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecast transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and presented in the hedging reserve in equity. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss.

When the hedged item is a non-financial asset, the amount accumulated in equity is retained in other comprehensive income and reclassified to profit or loss in the same period or periods during which the non-financial item affects profit or loss. If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated or exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. If the forecast transaction is no longer expected to occur, then the balance in equity is reclassified to profit or loss.

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

(ii)	Fair value hedge

Changes in fair value of derivatives, that are designated and qualify as fair value hedge, are recorded in the statement of profit or loss, with any changes in fair value of the hedged asset or liability that are attributable to the hedged risk. The Company applies hedge accounting for fair value hedges to protect itself against the risk of changes in interest rates and foreign exchange rates on loans. The gain or loss related to the effective portion of interest rate swaps to protect against fixed rate borrowings is recognized in the statement of profit and loss as “Financial expenses”. The gain or loss related to the ineffective portion is recognized in the statement of profit or loss as “Other gains (losses), net”. Changes in fair value of fixed rate borrowings hedged attributable to interest rate risk are recognized in the statement of profit or loss as “Financial expenses”.

If the hedge no longer meets the criteria for hedge accounting, the adjustment to the carrying amount of a hedged item for which the method of effective interest rate is used, is amortized to income over the period to maturity.

(iii)	Embedded derivatives

Changes in the fair value of separated embedded derivatives are recognized immediately in profit or loss.

(iv)	Other derivative financial instruments

When a derivative financial instrument is not designated in a hedge relationship and does not qualify for hedge accounting, all changes in its fair value are recognized immediately in profit or loss.

3.4 Inventory

Inventory is recorded at the lower of average cost of acquisition or production and net realizable value.

Net realizable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses.

Provisions for slow-moving or obsolete inventory are recorded when deemed necessary by management. The cost of finished goods and work in progress comprises raw materials, direct labor, other direct costs and related production overheads (based on normal operating capacity). It excludes borrowing costs.

3.5 Non-current assets held for sale

Assets are classified as held for sale when their carrying amount is to be recovered principally through a sale transaction and a sale is considered highly probable. They are measured at the lower of their carrying value or fair value less costs to sell. Any loss in the value of a group of assets classified as held for sale is initially allocated to goodwill and then to remaining assets and liabilities on a pro rata basis, except that no loss is allocated to inventories, financial assets, deferred tax assets, pension plan assets and investment property. Losses recognized upon classification as held for sale and subsequent gains and losses are recognized in profit or loss. Gains are not recognized in excess of any cumulative impairment loss previously recognized.

3.6 Investment property

Agricultural land is stated at fair value, with changes in fair value recognized in profit or loss.

Sale of farms are not recognized in profit or loss until (i) the sale is concluded, (ii) the Company determines that sale receipt is probable; (iii) the revenue can be reliably measured, and (iv) the Company has transferred the ownership risks to the buyer, without any continuing involvement. The gain from sale of farms is reported in the statement of profit or loss in “Other income (expense), net” for the difference between the consideration received and the carrying amount of the farm sold.

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

3.7 Property, plant and equipment

a)	Recognition and measurement

Items of property, plant and equipment are measured at cost less accumulated depreciation and any accumulated impairment losses.

Cost includes expenditures that are directly attributable to the acquisition of the asset. The cost of constructed assets includes:

•	the cost of materials and direct labor;

•	any other costs directly attributable to bringing the assets to a working condition for their intended use;

•	an estimate of the costs of dismantling and removing the items and restoring the site on which they are located, when the Company has an obligation to remove the asset or restore the site; and

•	capitalized borrowing costs.

Cost also includes transfers from equity of any gain or loss on qualifying cash flow hedges of foreign currency purchases of property, plant and equipment. Purchased software that is integral to the functionality of the related equipment is capitalized as part of that equipment.

When components of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.

Any gain or loss on disposal of an item of property, plant and equipment, calculated as the difference between the net proceeds from disposal and the carrying amount of the item, is recognized in profit or loss.

(i)	Reclassification to investment property

When the use of a property changes from held to use to investment property, the property is remeasured at fair value and reclassified as investment property. Any gain or loss arising on this remeasurement is recognized in equity.

(ii)	Subsequent costs

Subsequent expenditure is capitalized only when it is probable that the future economic benefits associated with the expenditure will flow to the Company. Ongoing repairs and maintenance are expensed as incurred.

(iii)	Depreciation

Items of property, plant and equipment are depreciated from the date they are available for use or, in respect of constructed assets, from the date that the asset is completed and ready for use.

Depreciation is calculated on the carrying value of property, plant and equipment less their estimated residual values using the straight-line basis over their estimated useful lives. Depreciation is generally recognized in profit or loss, unless it is capitalized as part of the cost of another asset. Assets recognized under finance leases are depreciated over the shorter of the lease term and their useful lives unless it is reasonably certain that the Company will obtain ownership by the end of the lease term. Land is not depreciated.

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets as follows:

Buildings and improvements	4.00%
Machinery, equipment and facilities	3% to 10%
Airplanes, vessels and vehicles	10% to 20%
Railcars	2.90%
Locomotives	3.30%
Permanent railways	2% to 9%
Furniture and fixtures	10.00%
Computer equipment	20.00%

Costs of normal periodic maintenance are recorded as expenses when incurred when the components will not improve the production capacity or introduce improvements to the equipment.

Depreciation methods, useful lives and residual values are revised at each reporting date and adjusted if appropriate.

3.8 Intangible assets and goodwill

a)	Goodwill

Goodwill is measured at cost less accumulated impairment losses. With respect to equity method investees, the carrying amount of goodwill is included in the carrying amount of the investment, and any impairment loss is allocated to the carrying amount of the equity method investee as a whole.

b)	Other intangible assets

Other intangible assets that are acquired by the Company and have a finite life are measured at cost less accumulated amortization and any accumulated impairment losses.

c)	Subsequent expenditure

Subsequent expenditures are capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditures are recognized in profit or loss as incurred.

d)	Amortization

Except for goodwill, intangible assets are amortized on a straight-line basis over their estimated useful lives, from the date that they are available for use or acquired.

Amortization methods, useful lives and residual values are reviewed at each reporting date and adjusted if appropriate.

e)	Contracts with customers

Costs incurred on development of gas systems for new clients (including pipelines, valves, and general equipment) are recognized as intangible assets and amortized over the contract period.

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

f)	Intangible assets related to the concession rights agreement

The Company entered into a public concession agreement for the distribution of gas granted by the Conceding Authority. At the end of the concession the Conceding Authority will hold a significant portion of the infrastructure. It also controls what services must be rendered and regulates the prices charged. The concession agreement grants the right to charge customers for the supply of gas during the term of the concession agreement. Therefore, the Company recognizes this right as an intangible asset.

The intangible asset comprises: (i) the concession right recognized upon the business combination of COMGÁS, which is being amortized over the concession period on a straight line basis, considering the extension of the distribution services for another 20 years; and (ii) the acquired or constructed assets underlying the concession necessary for the distribution of gas, which is being depreciated to match the period over which the future economic benefits of the asset are expected to accrue to the Company, or the final term of the concession, whatever occurs first. This period reflects the economic useful lives of each of the underlying assets that comprise the concession. This economic useful life is also used by the regulator, The Natural Gas Agency of the State of São Paulo, to determine the basis for measuring the tariff for rendering the services under the concession.

The concession agreement was signed on May 31, 1999 with an initial term of 30 years. Subject to approval of the Conceding Authority, the Company may request only once the extension of the distribution services for another 20 years. When the concession is terminated, the assets linked to the rendering of gas distribution services will be returned to the Conceding Authority, and the Company will be entitled to receive an indemnity to be determined based on assessments and evaluations considering the book values to be calculated at the time.

The concession contract determines that the tariff charged by COMGÁS be reviewed annually, in May, with the aim to realign the tariff charged to consumers to the cost of the gas and adjust for inflation.

Concession rights generated in the business combination of ALL was fully allocated to the ALL Malha Norte concession and amortized on a straight-line basis.

3.9 Impairment

a)	Non-derivative financial assets

A financial asset not classified as at fair value through profit or loss, including an interest in an equity-accounted investee, is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset, and that loss event(s) had an impact on the estimated future cash flows of that asset that can be estimated reliably.

(i)	Financial assets measured at amortized cost

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate. Losses are recognized in profit or loss and reflected in an allowance account against loans and receivables or held-to-maturity investment securities. Interest on the impaired asset continues to be recognized. If, in a subsequent period, the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized (such as an improvement in the debtor’s credit rating), the reversal of the previously recognized impairment loss is recognized in the statement of profit or loss.

(ii)	Available-for-sale financial assets

Impairment losses on available-for-sale financial assets are recognized by reclassifying the accumulated losses recorded in equity to profit or loss. The cumulative loss that is reclassified from equity to profit or loss is the difference between the acquisition cost, net of any principal repayment and amortization, and the current fair value, less any impairment loss recognized previously in profit or loss.

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

b)	Non-financial assets

The carrying amounts of the Company’s non-financial assets, except investment property, inventories and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill is tested annually for impairment. An impairment loss is recognized if the carrying amount of an asset or cash-generating unit (“CGU”) exceeds its recoverable amount.

The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU. For impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or CGUs. Subject to an operating segment ceiling test, CGUs to which goodwill has been allocated are aggregated so that the level at which impairment testing is performed reflects the lowest level at which goodwill is monitored for internal reporting purposes. Goodwill acquired in a business combination is allocated to Companies of CGUs that are expected to benefit from the synergies of the combination.

Impairment losses are recognized in profit or loss. Impairment losses recognized for CGUs are allocated first to reduce the carrying amount of any goodwill allocated to the CGU (group of CGUs), and then to reduce the carrying amounts of the other assets in the CGU (group of CGUs) on a pro rata basis.

An impairment loss with respect to goodwill is not reversed. For other assets, an impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

3.10 Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The unwinding of the discount is recognized as finance cost.

As of December 31, 2015 and 2014, the Company´s recognized R$ 217,377 and R$ 186,649 in “Other liabilities” and “Other non-current liabilities”, respectively, in relation to a contingent consideration arrangement arising from the 2008 Lubricants business combination. This contingent consideration is measured at fair value with changes in fair value recognized in profit or loss. In the year ended December 31, 2015 the Company paid R$ 66,241 under this earn-out arrangement (R$ 60,200 in the year ended December 31, 2014).

The consideration is contingent on meeting certain gross revenue and sales volume targets for lubricants products for a 10-year period from 2008.

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

3.11 Employee benefits

a)	Short-term employee benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed when the related service is provided. A liability is recognized for the amount expected to be paid under short-term cash bonus or profit-sharing plans if the Company has a present legal or constructive obligation to pay these amounts as a result of past services provided by the employee, and the obligation can be estimated reliably.

b)	Share-based payment transactions

The grant-date fair value of share-based payment awards granted to employees is recognized as an employee compensation expense, with a corresponding increase in equity, over the period that the employees become unconditionally entitled to the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market performance conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that meet the related service and non-market performance conditions at the vesting date. For share-based payment awards with non-vesting conditions, the grant-date fair value of the share-based payment is measured to reflect such conditions and there is no true-up for differences between expected and actual outcomes.

The fair value of the amount payable to employees with respect to share appreciation rights, which are settled in cash, is recognized as an expense with a corresponding increase in liabilities, over the period that the employees become unconditionally entitled to the cash payment. The liability is remeasured at each reporting date and at settlement date based on the fair value of the share appreciation rights. Any changes in the liability are recognized as employee benefit expenses in profit or loss.

c)	Defined contribution plans

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and has no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution plans are recognized as an employee benefit expense in profit or loss in the periods during which related services are rendered by employees. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in future payments is available. Contributions to a defined contribution plan that are due more than 12 months after the end of the period in which the employees render the service are discounted to their present value.

d)	Defined benefit plans

The Company is the sponsor of defined benefit pension plans for some of its employees. A defined benefit plan is a post-employment benefit plans other than a defined contribution plan.

The liability recognized in the balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the end of the reporting period less the fair value of plan assets. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method.

The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows, using interest rates that are denominated in the currency in which the benefits will be paid, and that have terms approximating to the terms of the related obligation.

Gains and losses arising from experience adjustments and changes in actuarial assumptions are recognized in the period in which they occur, directly in other comprehensive income.

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Changes in the present value of the defined benefit obligation resulting from plan amendments or curtailments are recognized immediately in profit or loss as past service costs.

e)	Other long-term employee benefit

The Company’s net obligation in respect of long-term employee benefits other than pension plans is the amount of future benefit that employees have earned in return for their service in the current and prior periods. That benefit is discounted to determine its present value, and the fair value of any related assets is deducted. The discount rate is the yield at the reporting date of the financial statements for the high credit quality bonds, and maturity dates approximating the terms of the Company’s obligations and that are denominated in the currency in which the benefits are expected to be paid. The calculation is performed using the projected unit credit method. Any actuarial gains and losses are recognized in profit or loss in the period in which they arise.

3.12 Revenue

a)	Sales of goods

Revenue from the sale of goods, in the ordinary course of business, is measured at the fair value of the consideration received or receivable, net of returns, trade discounts and volume rebates. Revenue is recognized when significant risks and rewards of ownership have been transferred to the customer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably. If it is probable that discounts will be granted and the amount can be measured reliably, then the discount is recognized as a reduction of revenue as the sales are recognized.

b)	Services rendered

Revenues from services are recognized when the amount of revenue can be measured reliably, when it is probable that the economic benefits associated with the transaction will flow to the Company, when the stage of completion of the transaction at the end of the reporting period can be measured reliably, as well as when its amount and related costs can be measured reliably. Service prices are established based on service orders or contracts. Services for which payment is made in advance are recorded as deferred revenue in other liabilities and recognized in revenue when the services are rendered.

The Company revenue recognizes revenue as follows:

(i)	Billed revenue

Revenue from gas distribution services is recognized when its amount can be reliably measured, and is recognized in profit or loss when the volumes are delivered to customers.

(ii)	Unbilled revenue

Unbilled gas refers to the portion of gas supplied for which metering and billing to customers have not yet occurred. This amount is estimated based on the period between measurement and the last day of the month.

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

The actual volume billed may be different from estimates. The Company believes that, based on its historical experience, the unbilled estimated amount will not significantly differ from actual amounts.

(iii)	Concession construction revenue

The construction of the infrastructure necessary for gas distribution is considered a construction service rendered to the Conceding Authority, and the related income is recognized in profit or loss at fair value.

Construction costs are recognized by reference to the stage of completion of the construction activity at the end of the reporting period, and are included in cost of sales.

c)	Deferred revenue

The Company has deferred revenue consists of advances received from clients seeking investment in fixed assets in return for a rail service contract requiring future performance of services by the Company.

3.13 Government grants

Government grants are recognized where there is reasonable assurance that the grant will be received and all attached conditions will be complied with. The Company has a grant related to an expense item, it is recognized as income on a systematic basis over the periods that the costs, which it is intended to compensate.

The Company has a fiscal incentive whose benefit includes a reduction of 75% on income tax based on operation profit beginning in 2008 until 2024.

3.14 Leases

The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement at the inception date.

a)	Leased assets

Leases of property, plant and equipment that transfer to the Company substantially all of the risks and rewards of ownership are classified as finance leases. The leased assets are measured initially at an amount equal to the lower of their fair value and the present value of the minimum lease payments. Subsequent to initial recognition, the assets are accounted for in accordance with the accounting policy applicable to that asset.

A leased asset is depreciated over the useful life of the asset. However, if there is no reasonable certainty that the Company will obtain ownership by the end of the lease term, the asset is depreciated over the shorter of the estimated useful life of the asset and the lease term.

Assets held under other leases are classified as operating leases and are not recognized in the Company’s statement of financial position.

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

b)	Lease payments

Payments made under operating leases are recognized in profit or loss on a straight-line basis over the term of the lease. Lease incentives received are recognized as an integral part of the total lease expense, over the term of the lease.

Minimum lease payments made under finance leases are apportioned between the finance expense and the reduction of the outstanding liability. The finance expense is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

The amounts paid in advance by the Company are recorded as assets and allocated in income linearly during the term of the contract. The expenses incurred during the grace period are recorded in income and maintained as payables, being written off in proportion to the payment of current installments.

3.15 Finance income and finance expense

Finance income comprises interest income on funds invested (including available-for-sale financial assets), dividend income, gains on the disposal of available-for-sale financial assets, fair value gains on financial assets at fair value through profit or loss, gains on the remeasurement to fair value of any pre-existing interest in an acquiree in a business combination, gains on hedging instruments that are recognized in profit or loss and reclassifications of net gains previously recognized in other comprehensive income. Interest income is recognized as it accrues in profit or loss, using the effective interest method. Dividend income is recognized in profit or loss on the date that the Company’s right to receive payment is established, which in the case of quoted securities is normally the ex-dividend date.

Finance expense comprise interest expense on borrowings, unwinding of the discount on provisions and deferred consideration, losses on disposal of available-for-sale financial assets, dividends on preference shares classified as liabilities, fair value losses on financial assets at fair value through profit or loss and contingent consideration, impairment losses recognized on financial assets (other than trade receivables), losses on hedging instruments that are recognized in profit or loss and reclassifications of net losses previously recognized in other comprehensive income.

Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are recognized in profit or loss using the effective interest method.

Foreign currency gains and losses on financial assets and financial liabilities are reported on a net basis as either finance income or finance cost depending on whether the net foreign currency fluctuations result in a gain or loss position.

3.16 Taxes

Income taxes are comprised of income tax and social contribution at a combined rate of 34%. Tax expense comprises current and deferred tax. Current tax and deferred tax is recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

Certain subsidiaries measure income tax and social contribution due under the Brazilian presumed profits regime. The presumed profit came up from a percentage of 32% of operating revenues. Under the aforementioned regime the applicable tax rate is for income tax is 15% over the presumed profit, plus an additional 10% when operating revenues exceed of R$ 240, and 9% over the presumed profit for social contribution.

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

a)	Current tax

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years. Current tax payable also includes any tax liability arising from the declaration of dividends.

b)	Deferred tax

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes and tax loss. Deferred tax is not recognized for:

•	temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss;

•	temporary differences related to investments in subsidiaries, associates and joint ventures to the extent that the Company is able to control the timing of the reversal of the temporary differences and it is probable that they will not reverse in the foreseeable future; and

•	taxable temporary differences arising on the initial recognition of goodwill.

The measurement of deferred tax reflects the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities. For investment property that is measured at fair value, the presumption that the carrying amount of the investment property will be recovered through sale has not been rebutted.

Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, using tax rates enacted or substantively enacted at the reporting date.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for loss carryforwards, tax credits and deductible temporary differences to the extent that it is probable that future taxable income will be generated in the future. Deferred tax assets are reviewed at each reporting date and written off to the extent that it is no longer probable that the related tax benefit will be realized.

c)	Sales taxes

Net revenue is recognized net of discounts and sales taxes.

d)	Tax exposures

In determining the amount of current and deferred tax, the Company takes into account the impact of uncertain tax positions and whether additional taxes and interest may be due. This assessment relies on estimates and assumptions and may involve a series of judgments about future events. New information may become available that causes the Company to change its judgment regarding the adequacy of existing tax liabilities; such changes to tax liabilities will impact tax expense in the period that such a determination is made.

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

3.17 Cash flow – non-cash transaction

During the year ended December 31, 2015, the Company made the following transactions not involving cash and therefore is not reflected in the consolidated statement of cash flows:

(i)	Acquisition of net assets of ALL in the amount of R$2,567,669 through the issuance of equity instruments, except for the cash acquired in the transaction of R$169,703 (Note 5);

(ii)	Gain on settlement of pre-existing relationship in business combinations in the amount of R$ 29,838 (Note 5);

(iii)	Non-controlling interest arising from business combinations in the amount of R$231,681 (Note 5);

(iv)	Rental of locomotives, wagons and other assets through operation accounted characterized as capital leases in the amount of R$250,954;

(v)	Offset of tax loss (REFIS) carryforwards with financial assets from ExxonMobil in the amount of R$ 350,301 (Note 12); and

(vi)	Offset of REFIS with a compensation action in the amount R$ 156,588 (R$ 404,727 in the year ended December 31, 2014).

4 New standards and interpretations not yet adopted

A number of new standards and amendments to standards and interpretations are effective for annual periods beginning after January 1, 2016, and have not been applied in preparing these consolidated financial statements. None of these is expected to have a significant effect on the consolidated financial statements of the Company, except the following:

•	IFRS 9, published in July 2014, replaces the existing guidance in IAS 39 Financial Instruments: Recognition and Measurement.

IFRS 9 includes revised guidance on the classification and measurement of financial instruments, a new expected credit loss model for calculating impairment on financial assets, and new general hedge accounting requirements. It also carries forward the guidance on recognition and derecognition of financial instruments from IAS 39. The Company has yet to assess IFRS 9’s full impact. The Company will also consider the impact of the remaining phases of IFRS 9 when completed by the Board.

IFRS 9 is effective for annual reporting periods beginning on or after January 1, 2018, with early adoption permitted.

•	IFRS 15 establishes a comprehensive framework for determining whether, how much and when revenue is recognized. It replaces existing revenue recognition guidance, including IAS 18 Revenue, IAS 11—Construction Contracts and IFRIC 13—Customer Loyalty Programmes. IFRS 15 is effective for annual reporting periods beginning on or after January 1, 2018, with early adoption permitted.

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

The Company is currently assessing the potential impacts of adopting IFRS 15.

•	IFRS 16—Leases was issued on January 13, 2016. It is expected a significant impact on the financial statements of the Company for all leases in which the Company leases should be recognized in the balance sheet. It shall enter into force on January 1, 2019 and supersedes IAS 17—Leases.

There are no other IFRS or IFRIC interpretations that are not yet effective and that are expected to have a significant impact on the Company.

5 Business combinations

ALL – América Latina Logística S.A.

On April 1, 2015, Cosan, through its subsidiary Rumo, acquired 100% of the common shares of ALL and started to consolidate the results of operations of ALL as of that date.

As a result of the acquisition, the Company consolidates its participation strategy in the logistics and infrastructure business in Brazil, by adding approximately 12,000 km of existing rail tracks in ALL concessions.

The acquisition occurred through the replacement of ALL shares with Rumo shares, at the exchange ratio of 2.879303067 registered, book-entry common shares without par value issued by Rumo for each 1 (one) registered, book-entry common share without par value issued by ALL. Therefore, according to such exchange ratio, 1,963,670,770 registered, book-entry common shares without par value were issued by Rumo, representing 65.67% of Rumo’s shareholders’ equity, attributable to ALL shareholders registered on March 31, 2015, represented by 681,995,165 common shares.

ALL is located in the City of Curitiba, State of Paraná. The Company’s main activities are the railroad transportation related activities and the acquisition, leasing or lending of locomotives, wagons and other railway equipment.

ALL operates railroad transportation in the Southern region of Brazil through ALL – América Latina Logística Malha Sul S.A. (“ALL Malha Sul”), and in the Mid-West region and State of São Paulo through its subsidiaries ALL – América Latina Logística Malha Paulista S.A. (“ALL Malha Paulista”), ALL – América Latina Logística Malha Norte S.A. (“ALL Malha Norte”) and ALL – América Latina Logística Malha Oeste S.A. (“ALL Malha Oeste”).

a)	Consideration transferred

The fair value of the ordinary shares issued was based on the listed share price of the ALL (ticker – ALL3.SA) as at March 31, 2015 of R$ 3.97 per share. Additionally, the value was adjusted by the settlement of pre-existing relationship, as follows:

In thousands of R$
Equity instruments (681,995,165 common shares)	2,707,534
Settlement of pre-existing relationship	29,838

Total consideration transferred	2,737,372

(i)	Settlement of pre-existing relationship

In March 2009, Rumo and ALL entered into an operating agreement (pre-existing relationship) for the supply of sugar transport logistics and other grains from the western of the state of São Paulo to the Port of Santos, in which Rumo has port concessions for lifting services.

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

According to the terms of the existing agreement, Rumo invested in the construction and improvement of permanent roads under concession of ALL and acquisition of rolling stock for use in the transport of products in the rail network, in order to increase rail freight transport capacity in ALL. In exchange for the Company’s investments, the agreement stipulated that ALL should provide a certain capacity of rail transport services, as well as compensate Rumo through the payment of a fee, fixed contractually, per ton of product transported by ALL on the rail network and / or by the use of undercarriage given by Rumo to ALL.

This pre-existing relationship was settled when Rumo acquired ALL. As a result of this settlement, Rumo recorded a gain of R$ 29,838 in the profit or loss as “other operating income”.

The fair value of the settlement of pre-existing relationship has been the difference between the value of the investment made by Rumo and the discounted cash flow of the remuneration of such investment, considering the volume and contractually agreed rate.

b)	Identifiable assets acquired and liabilities assumed

The following table summarizes the recognized amounts of assets acquired and liabilities assumed at the date of acquisition:

Description
Cash and cash equivalents	169,703
Investment securities	940,689
Trade receivables	382,576
Inventories	79,115
Other credits	1,525,389
Property, plant and equipment	7,206,290
Intangible assets	7,584,648
Loans, borrowings and debentures	(6,639,223)
Leases	(1,857,947)
Advances on real estate credits	(340,255)
Trade payables	(915,213)
Leases and concessions	(1,974,280)
Provision for legal proceedings	(458,575)
Deferred tax liabilities	(1,145,056)
Other liabilities	(1,588,808)

Consolidated net assets	2,969,053

Non-controlling interests	(231,681)

Total identifiable net assets acquired	2,737,372

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

(i)	Measurement of fair value

The valuation techniques used for measuring the fair value were market prices for similar items when they are available, depreciated replacement cost when appropriate, discounted cash flow, and other.

ALL´s operations are subject to specific contractual arrangements. The Company has conducted a preliminary assessment of these contractual arrangements and has recognized a provision amount. The Company will continue to review the matters during the measurement period.

If new information obtained within one year from the date of purchase, on facts and circumstances that existed at the acquisition date, indicate adjustments to the amounts mentioned above, or any additional liability that existed at the acquisition date, the purchase price will be revised. Management expects that only provisions related to previous contractual agreements could still have some kind of impact in relation to this preliminary assessment.

The Company has elected to measure the non-controlling interest on Brado Holding S.A. (“Brado”) indirect subsidiary controlled by ALL – based on the proportionate interest in the recognized amount of fair value of identifiable net assets of Brado.

Accounts receivable fair value of R$ 382,576 is net of an allowance of R$ 52,453.

The costs related the acquisition were recorded in “other operating expenses” in the profit and loss in the amount of R$ R$ 147,669.

The consolidated statement of profit or loss includes, from the date of acquisition, net sales and net profit of R$ 3,327,246 and R$ 119,130, respectively, generated by ALL and its subsidiaries.

If ALL had been consolidated from January 1, 2015, the Company consolidated statement of profit or loss would present net sales of R$ 13,303,263 and a net profit of R$ 188,087.

Ilha Terminal Distribuição de Produtos Químicos Ltda. (“Ilha Terminal”)

On December 1, 2015, Cosan, through its subsidiary CLE, acquired 100% of the common shares of Ilha Terminal for the amount R$ 66,672 in cash. The preliminary goodwill recognized arising from the acquisition is R$ 9,335. The amount of assets acquired and liabilities assumed at the date of acquisition totaled R$ 66,659.

6 Operating segments

Segment information

The following segment information is used by Cosan’s senior management (the “Chief Operating Decision Maker”) to assess the performance of the operating segments and to make decisions with regards to the allocation of resources. This information is prepared on a basis consistent with the accounting policies used in the preparation of the financial statements. Cosan evaluates the performance of its operating segments based on the measure of Earnings Before Interest Tax, Depreciation and Amortization (“EBITDA”). A reconciliation of EBITDA to profit (loss) is presented below.

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Operating segments

(i)	Raízen Energia: production and marketing of a variety of products derived from sugar cane, including raw sugar (VHP), anhydrous and hydrated ethanol, and activities related to energy cogeneration from sugarcane bagasse. In addition, this segment holds interests in companies engaged in research and development on new technology;

(ii)	Raízen Combustíveis: distribution and marketing of fuels, mainly through a franchised network of service stations under the brand Shell throughout Brazil;

(iii)	COMGÁS: distribution of piped natural gas to part of the State of São Paulo (approximately 180 municipalities, including the region called Greater São Paulo) to customers in the industrial, residential, commercial, automotive, thermo generation and cogeneration sectors;

(iv)	Cosan Logística: logistics services for transport, storage and port loading of commodities, mainly for sugar products, leasing or lending of locomotives, wagons and other railway equipment;

(v)	Radar: management, buying, selling and leasing of agricultural;

(vi)	Lubricants: production and distribution of lubricants under the Mobil brand in Brazil, Bolivia, Uruguay and Paraguay, as well as European and Asian market with a Comma trademark; and

(vii)	Other business: other investments, in addition to the corporate activities of the Company. The other business segment’s includes the subsidiaries responsible for raising funds for the group.

Although Raízen Energia and Raízen Combustíveis are equity accounted joint-ventures and are no longer proportionally consolidated since adoption of IFRS 11, senior management continues to review segment information. A reconciliation of these segments is presented in the column “Deconsolidation IFRS 11”.

The following statement of financial position and profit or loss selected information by segment was prepared on the same basis as the accounting practices used in the preparation of consolidated information:

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

	Twelve months ended December 31, 2015										Additional information
	Raízen Energia	Raízen Combustíveis	COMGÁS	Radar	Lubricants	Logistics	Other business	Deconsolidated effects IFRS 11	Segment elimination	Total consolidated	Cosan Energia	Cosan Logística
Statement of profit or loss:
Net sales	11,080,850	61,412,966	6,597,018	102,714	1,751,727	4,037,923	437	(72,493,816)	(31,568)	12,458,251	8,451,901	4,037,923
Domestic market	4,438,149	61,412,966	6,597,018	102,714	1,385,191	3,842,124	437	(65,851,115)	(31,568)	11,895,916	8,085,360	3,842,124
External market	6,642,701	—	—	—	366,536	195,799	—	(6,642,701)	—	562,335	366,541	195,799
Cost of sales	(8,904,462)	(58,196,255)	(4,580,203)	(17,982)	(1,322,328)	(2,771,881)	(2,809)	67,100,717	31,568	(8,663,635)	(5,923,321)	(2,771,881)
Gross profit	2,176,388	3,216,711	2,016,815	84,732	429,399	1,266,042	(2,372)	(5,393,099)	—	3,794,616	2,528,580	1,266,042
Selling expenses	(616,915)	(1,188,549)	(627,520)	—	(291,648)	18,441	—	1,805,464	—	(900,727)	(919,168)	18,441
General and administrative expenses	(518,848)	(394,570)	(332,764)	(27,971)	(77,666)	(311,291)	(189,946)	913,418	—	(939,638)	(593,076)	(311,291)
Other income (expense), net	(19,147)	294,784	(7,902)	48,745	2,194	60,298	197,726	(275,637)	—	301,061	240,759	60,298
Financial results	(624,695)	(124,598)	(181,891)	10,494	(109,858)	(1,166,553)	(716,920)	749,293	—	(2,164,728)	(1,128,154)	(1,166,553)
Financial expense	(919,994)	(170,560)	(409,769)	(1,367)	(120,324)	(1,261,452)	(854,862)	1,090,554	18,334	(2,629,440)	(1,387,864)	(1,261,452)
Financial income	650,446	173,477	247,047	11,861	4,871	164,675	178,355	(823,923)	(18,334)	588,475	423,699	164,675
Foreign exchange losses, net	(1,031,777)	(415,983)	126,281	—	(10,213)	(190,410)	(671,715)	1,447,760	—	(746,057)	(623,164)	(190,410)
Derivatives	676,630	288,468	(145,450)	—	15,808	120,634	631,302	(965,098)	—	622,294	459,175	120,634
Equity in earnings of associates	(42,967)	8,893	—	—	(11,597)	11,164	799,947	34,074	(791,536)	7,978	(3,186)	11,164
Equity in earnings of joint ventures	—	—	—	—	—	—	775,566	—	—	775,566	775,566	—
Income tax (expense) benefit	(42,510)	(536,540)	(248,353)	(15,132)	12,691	(35,986)	298,914	579,050	—	12,134	66,942	(35,986)

Profit (loss) for the year	311,306	1,276,131	618,385	100,868	(46,485)	(157,885)	1,162,915	(1,587,437)	(791,536)	886,262	968,263	(157,885)

Net income attributable to:
Owners of the Parent	311,306	1,237,984	618,385	100,868	(46,485)	(30,030)	1,162,915	(1,549,290)	(1,345,863)	459,790	666,584	(30,030)
Non-controlling interests	—	38,147	—	—	—	(127,855)	—	(38,147)	554,327	426,472	301,679	(127,855)

Other selected data:
Depreciation and amortization	2,057,365	579,603	481,287	709	75,076	616,527	4,678	(2,636,968)	—	1,178,277	561,750	616,527
EBITDA	3,035,876	2,516,872	1,529,916	106,215	125,758	1,661,181	1,585,599	(5,552,748)	(791,536)	4,217,133	2,591,225	1,661,181
Additions to PP&E, intangible and biological assets	1,776,372	797,299	521,215	1,926	43,464	1,405,478	42,061	(2,573,671)	—	2,014,144	608,666	1,405,478
Reconciliation of EBITDA:
Profit (loss) for the year	311,306	1,276,131	618,385	100,868	(46,485)	(157,885)	1,162,915	(1,587,437)	(791,536)	886,262	968,263	(157,885)
Income tax and social contribution	42,510	536,540	248,353	15,132	(12,691)	35,986	(298,914)	(579,050)	—	(12,134)	(66,942)	35,986
Financial result, net	624,695	124,598	181,891	(10,494)	109,858	1,166,553	716,920	(749,293)	—	2,164,728	1,128,154	1,166,553
Depreciation and amortization	2,057,365	579,603	481,287	709	75,076	616,527	4,678	(2,636,968)	—	1,178,277	561,750	616,527

EBITDA	3,035,876	2,516,872	1,529,916	106,215	125,758	1,661,181	1,585,599	(5,552,748)	(791,536)	4,217,133	2,591,225	1,661,181

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

	Twelve months ended December 31, 2014										Additional information
	Raízen Energia	Raízen Combustíveis	COMGÁS	Radar	Lubricants	Logistics	Other business	Deconsolidated effects IFRS 11	Segment elimination	Total consolidated	Cosan Energia	Cosan Logística
Statement of profit or loss:
Net sales	9,263,930	55,733,927	6,387,103	157,562	1,602,198	915,441	—	(64,997,857)	—	9,062,304	8,146,863	915,441
Domestic market	4,064,437	55,733,927	6,387,103	157,562	1,306,218	769,583	—	(59,798,364)	—	8,620,466	7,850,883	769,583
External market	5,199,493	—	—	—	295,980	145,858	—	(5,199,493)	—	441,838	295,980	145,858
Cost of sales	(7,735,421)	(52,934,222)	(4,494,909)	(60,644)	(1,247,806)	(610,361)	—	60,669,643	—	(6,413,720)	(5,803,359)	(610,361)
Gross profit	1,528,509	2,799,705	1,892,194	96,918	354,392	305,080	—	(4,328,214)	—	2,648,584	2,343,504	305,080
Selling expenses	(578,989)	(1,150,516)	(636,316)	—	(245,227)	—	—	1,729,505	—	(881,543)	(881,543)	—
General and administrative expenses	(498,756)	(387,259)	(308,413)	(36,525)	(70,684)	(87,832)	(165,159)	886,015	—	(668,613)	(561,462)	(87,832)
Other income (expense), net	58,609	338,143	(19,494)	131,593	1,032	7,844	(123,626)	(396,752)	(18,589)	(21,240)	(10,495)	7,844
Financial results	(418,317)	(125,210)	(193,026)	6,269	21,555	(33,652)	(783,994)	543,527	—	(982,848)	(945,889)	(33,652)
Financial expense	(588,307)	(142,839)	(300,573)	(1,104)	22,831	(66,114)	(728,553)	731,146	12,711	(1,060,802)	(973,853)	(66,114)
Financial income	385,895	104,218	106,554	7,428	1,639	31,150	83,052	(490,113)	(12,711)	217,112	184,190	31,150
Foreign exchange losses, net	(357,928)	(71,825)	(139,931)	(55)	(1,183)	1,312	(160,664)	429,753	—	(300,521)	(318,984)	1,312
Derivatives	142,023	(14,764)	140,924	—	(1,732)	—	22,171	(127,259)	—	161,363	162,758	—
Equity in earnings of associates	(38,310)	14,902	—	—	(7,341)	—	623,133	23,408	(612,252)	3,540	3,540	—
Equity in earnings of joint ventures	—	—	—	—	—	—	588,428	—	—	588,428	588,428	—
Income tax (expense) benefit	103,810	(410,560)	(203,810)	(17,629)	(18,850)	(58,343)	254,803	306,750	—	(43,829)	14,514	(58,343)

Profit (loss) for the year	156,556	1,079,205	531,135	180,626	34,877	133,097	393,585	(1,235,761)	(630,841)	642,479	550,597	133,097

Net income attributable to:
Owners of the Parent	156,556	1,045,637	531,135	180,626	34,877	104,313	393,585	(1,202,193)	(1,073,530)	171,006	228,112	104,313
Non-controlling interests	—	33,568	—	—	—	28,784	—	(33,568)	442,689	471,473	322,485	28,784

Other selected data:
Depreciation and amortization	1,966,866	538,222	506,697	970	71,268	97,244	2,923	(2,505,088)	—	679,102	581,858	97,244
EBITDA	2,437,929	2,153,197	1,434,668	192,956	103,440	322,336	925,699	(4,591,126)	(630,841)	2,348,258	2,063,830	322,336
Additions to PP&E, intangible and biological assets	1,963,642	60,425	661,311	1,146	52,178	273,584	75,194	(2,024,067)	—	1,063,413	789,830	273,584
Reconciliation of EBITDA:
Profit (loss) for the year	156,556	1,079,205	531,135	180,626	34,877	133,097	393,585	(1,235,761)	(630,841)	642,479	550,597	133,097
Income tax and social contribution	(103,810)	410,560	203,810	17,629	18,850	58,343	(254,803)	(306,750)	—	43,829	(14,514)	58,343
Financial result, net	418,317	125,210	193,026	(6,269)	(21,555)	33,652	783,994	(543,527)	—	982,848	945,889	33,652
Depreciation and amortization	1,966,866	538,222	506,697	970	71,268	97,244	2,923	(2,505,088)	—	679,102	581,858	97,244

EBITDA	2,437,929	2,153,197	1,434,668	192,956	103,440	322,336	925,699	(4,591,126)	(630,841)	2,348,258	2,063,830	322,336

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

	Nine months ended December 31, 2013										Additional information
	Raízen Energia	Raízen Combustíveis	COMGÁS	Radar	Lubricants	Logistics	Other business	Deconsolidated effects IFRS 11	Segment elimination	Total consolidated	Cosan Energia	Cosan Logística
Statement of profit or loss:
Net sales	6,850,389	37,580,570	4,888,895	54,732	1,185,199	749,350	38	(44,430,959)	—	6,878,214	6,128,864	749,350
Domestic market	2,964,443	37,580,570	4,888,895	54,732	947,274	676,924	38	(40,545,013)	—	6,567,863	5,890,939	676,924
External market	3,885,946	—	—	—	237,925	72,426	—	(3,885,946)	—	310,351	237,925	72,426
Cost of sales	(5,590,040)	(35,664,555)	(3,524,195)	(6,058)	(900,531)	(447,445)	—	41,254,595	—	(4,878,229)	(4,430,784)	(447,445)
Gross profit	1,260,349	1,916,015	1,364,700	48,674	284,668	301,905	38	(3,176,364)	—	1,999,985	1,698,080	301,905
Selling expenses	(474,116)	(808,095)	(422,416)	—	(181,549)	—	—	1,282,211	—	(603,965)	(603,965)	—
General and administrative expenses	(411,600)	(285,904)	(239,262)	(18,369)	(52,552)	(57,588)	(99,162)	697,504	—	(466,933)	(406,471)	(57,588)
Other income (expense), net	(35,209)	292,211	(1,599)	131,191	(5,488)	(14,364)	(33,468)	(257,002)	—	76,272	97,619	(14,364)
Financial results	(646,268)	(99,201)	(140,981)	3,096	(9,072)	13,689	(580,444)	745,469	—	(713,712)	(713,996)	13,689
Financial expense	(346,004)	(63,418)	(163,090)	(668)	(51,689)	(27,975)	(570,192)	409,422	9,008	(804,606)	(765,873)	(27,975)
Financial income	186,230	69,070	44,659	3,812	23,409	41,292	75,740	(255,300)	(9,008)	179,904	138,349	41,292
Foreign exchange losses, net	(370,860)	(181,419)	(162,449)	(48)	17,351	372	(179,721)	552,279	—	(324,495)	(324,121)	372
Derivatives	(115,634)	76,566	139,899	—	1,857	—	93,729	39,068	—	235,485	237,649	—
Equity in earnings of associates	(24,075)	4,826	—	29	(7,812)	—	593,651	19,249	(580,371)	5,497	5,497	—
Equity in earnings of joint ventures	—	—	—	—	—	—	242,036	—	—	242,036	242,036	—
Income tax (expense) benefit	122,199	(298,084)	(152,740)	(10,230)	(27,176)	(83,167)	234,119	175,885	—	(39,194)	43,973	(83,167)

Profit (loss) for the year	(208,720)	721,768	407,702	154,391	1,019	160,475	356,770	(513,048)	(580,371)	499,986	362,773	160,475

Net income attributable to:
Owners of the Parent	(208,720)	705,038	407,702	154,391	1,019	161,092	356,770	(496,318)	(972,104)	108,870	73,676	161,092
Non-controlling interests	—	16,730	—	—	—	(617)	—	(16,730)	391,733	391,116	289,097	(617)

Other selected data:
Depreciation and amortization	1,386,600	385,728	322,170	727	55,452	58,955	1,840	(1,772,328)	—	439,144	380,189	58,955
EBITDA	1,701,949	1,504,781	1,023,593	162,252	92,719	288,908	704,935	(3,206,730)	(580,371)	1,692,036	1,412,985	288,908
Additions to PP&E, intangible and biological assets	1,513,389	681,241	677,695	60	81,353	198,047	18,965	(2,194,630)	—	976,120	778,073	198,047
Reconciliation of EBITDA:
Profit (loss) for the year	(208,720)	721,768	407,702	154,391	1,019	160,475	356,770	(513,048)	(580,371)	499,986	362,773	160,475
Income tax and social contribution	(122,199)	298,084	152,740	10,230	27,176	83,167	(234,119)	(175,885)	—	39,194	(43,973)	83,167
Financial result, net	646,268	99,201	140,981	(3,096)	9,072	(13,689)	580,444	(745,469)	—	713,712	713,996	(13,689)
Depreciation and amortization	1,386,600	385,728	322,170	727	55,452	58,955	1,840	(1,772,328)	—	439,144	380,189	58,955

EBITDA	1,701,949	1,504,781	1,023,593	162,252	92,719	288,908	704,935	(3,206,730)	(580,371)	1,692,036	1,412,985	288,908

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

	December 31, 2015										Additional information
	Raízen Energia	Raízen Combustíveis	COMGÁS	Radar	Lubricants	Logistics	Other business	Deconsolidated effects IFRS 11	Segment elimination	Total consolidated	Cosan Energia	Cosan Logística
Statement of financial position:
Cash and cash equivalents	2,995,495	885,880	1,967,643	1,016	96,907	246,849	1,193,409	(3,881,375)	—	3,505,824	3,129,530	246,849
Investment securities	—	—	—	241,430	—	508,268	—	—	—	749,698	241,430	508,268
Trade receivables	719,092	2,058,601	540,132	38,510	220,417	165,671	248	(2,777,693)	—	964,978	799,308	165,671
Derivative financial instruments	1,465,816	255,665	665,032	—	12,363	99,863	1,653,038	(1,721,481)	—	2,430,296	2,292,860	99,863
Inventories	2,371,987	1,287,946	134,347	—	293,916	225,784	2,854	(3,659,933)	—	656,901	431,117	225,784
Other current assets	1,579,568	1,029,510	132,960	120,615	51,926	364,168	277,394	(2,609,078)	(66,604)	880,459	503,502	364,168
Other non-current assets	3,425,968	921,891	279,091	51	(135,853)	2,824,311	1,937,122	(4,347,859)	(9,717)	4,895,005	2,070,687	2,824,311
Investment in associates	225,670	248,456	—	—	8,453	44,241	11,971,024	(474,126)	(11,839,342)	184,376	140,134	44,241
Investment in joint ventures	—	—	—	—	—	—	8,329,520	—	—	8,329,520	8,329,520	—
Biological assets	2,131,378	—	—	—	—	—	—	(2,131,378)	—	—	—	—
Investment property	—	—	—	2,595,035	—	—	—	—	—	2,595,035	2,595,035	—
Property, plant and equipment	9,574,647	2,409,555	—	2,029	243,080	9,404,087	156,691	(11,984,202)	—	9,805,887	401,800	9,404,087
Intangible assets and goodwill	3,261,623	4,414,352	8,620,436	1,669	818,362	7,862,420	6,802	(7,675,975)	—	17,309,689	9,447,269	7,862,420
Loans, borrowings and debenture	(11,549,211)	(3,226,447)	(3,823,067)	—	(512,758)	(8,585,175)	(5,908,203)	14,775,658	—	(18,829,203)	(9,755,704)	(8,585,175)
Trade payables	(676,321)	(67,902)	—	—	(291)	(1,780)	(740,427)	744,223	—	(742,498)	(740,719)	(1,780)
Derivative financial instruments	(1,126,540)	(937,177)	(1,302,397)	(2,511)	(235,663)	(420,189)	(4,252)	2,063,717	—	(1,965,012)	(1,544,822)	(656,887)
Employee benefits payable	(315,704)	(83,214)	(65,522)	(5,684)	(15,061)	(149,871)	(20,141)	398,918	—	(256,279)	(106,407)	(149,871)
Other current liabilities	(920,298)	(968,903)	(103,331)	(35,464)	(135,945)	(1,477,920)	(237,919)	1,889,201	64,528	(1,926,051)	(463,015)	(1,241,222)
Other non-current liabilities	(1,364,086)	(3,129,562)	(1,180,987)	(104,403)	(209,245)	(7,094,274)	(3,754,009)	4,493,648	108,965	(12,233,953)	(5,236,846)	(7,094,274)

Total assets (net of liabilities) allocated by segment	11,799,084	5,098,651	5,864,337	2,852,293	500,608	4,016,453	14,863,151	(16,897,735)	(11,742,170)	16,354,672	12,534,679	4,016,453

Total assets	27,751,244	13,511,856	12,339,641	3,000,355	1,609,571	21,745,662	25,528,102	(41,263,100)	(11,915,663)	52,307,668	30,382,192	21,745,662

Equity attributable to owners of the parent	11,800,047	4,926,655	5,864,337	2,852,293	500,608	1,113,277	14,863,151	(16,726,702)	(19,176,700)	6,016,966	8,846,188	1,113,277
Non-controlling interests	(963)	171,996	—	—	—	2,903,176	—	(171,033)	7,434,530	10,337,706	3,688,488	2,903,176

Total shareholders’ equity	11,799,084	5,098,651	5,864,337	2,852,293	500,608	4,016,453	14,863,151	(16,897,735)	(11,742,170)	16,354,672	12,534,676	4,016,453

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

	December 31, 2014										Additional information
	Raízen Energia	Raízen Combustíveis	COMGÁS	Radar	Lubricants	Logistics	Other business	Deconsolidated effects IFRS 11	Segment elimination	Total consolidated	Cosan Energia	Cosan Logística
Statement of financial position:
Cash and cash equivalents	2,643,950	173,470	973,708	6,011	39,810	86,487	543,324	(2,817,420)	—	1,649,340	1,540,192	86,487
Investment securities	—	—	—	149,735	—	—	—	—	—	149,735	149,735	—
Trade receivables	620,300	1,920,778	605,483	22,214	194,486	42,685	241	(2,541,078)	—	865,109	822,424	42,685
Derivative financial instruments	542,102	28,378	335,058	—	(721)	—	556,241	(570,480)	—	890,578	880,366	—
Inventories	2,315,907	1,128,771	125,406	—	222,486	5,817	11	(3,444,678)	—	353,720	347,903	5,817
Other current assets	2,228,121	493,252	137,360	31,052	26,416	24,500	362,644	(2,721,373)	(64,839)	517,133	518,065	24,500
Other non-current assets	1,986,145	2,365,613	256,077	15,538	(184,670)	480,989	1,809,988	(4,351,758)	(6,610)	2,371,312	1,890,315	480,989
Investment in associates	209,205	256,729	—	—	16,032	—	11,916,471	(465,934)	(11,801,826)	130,677	130,678	—
Investment in joint ventures	—	—	—	—	—	—	8,404,503	—	—	8,404,503	8,404,503	—
Biological assets	1,828,304	—	—	—	—	—	—	(1,828,304)	—	—	—	—
Investment property	—	—	—	2,641,978	—	—	—	—	—	2,641,978	2,641,978	—
Property, plant and equipment	9,848,969	2,464,316	—	11,288	221,466	1,084,455	118,681	(12,313,285)	—	1,435,890	351,435	1,084,455
Intangible assets and goodwill	3,288,709	4,267,514	8,595,251	173	824,277	860,253	6,419	(7,556,223)	—	10,286,373	9,426,120	860,253
Loans, borrowings and debenture	(10,377,585)	(1,557,782)	(3,133,347)	—	(261,166)	(784,709)	(4,323,418)	11,935,367	—	(8,502,640)	(7,397,602)	(784,709)
Derivative financial instruments	(359,408)	(188,556)	(4,960)	—	—	—	(328,474)	547,964	—	(333,434)	(333,435)	—
Trade payables	(636,619)	(529,990)	(848,770)	(790)	(118,784)	(141,289)	(2,826)	1,166,609	—	(1,112,459)	(971,170)	(141,289)
Employee benefits payable	(252,219)	(66,799)	(58,955)	(5,336)	(15,437)	(19,302)	(21,387)	319,018	—	(120,417)	(101,115)	(19,302)
Other current liabilities	(776,208)	(1,896,387)	(118,021)	(20,783)	(100,853)	(89,787)	(402,204)	2,672,595	63,735	(667,913)	(602,788)	(89,787)
Other non-current liabilities	(2,687,911)	(2,263,528)	(992,028)	(93,552)	(193,082)	(221,851)	(3,977,389)	4,951,439	7,722	(5,470,180)	(5,248,327)	(221,851)

Total assets (net of liabilities) allocated by segment	10,421,762	6,595,779	5,872,262	2,757,528	670,260	1,328,248	14,662,826	(17,017,541)	(11,801,818)	13,489,306	12,449,278	1,328,248

Total assets	25,511,712	13,098,821	11,028,343	2,877,989	1,359,582	2,585,186	23,718,523	(38,610,533)	(11,873,275)	29,696,348	27,103,714	2,585,186

Equity attributable to owners of the parent	10,421,762	6,453,922	5,872,262	2,757,528	670,260	967,548	14,662,826	(16,875,684)	(19,085,867)	5,844,557	8,818,281	967,548
Non-controlling interests	—	141,857	—	—	—	360,700	—	(141,857)	7,284,049	7,644,749	3,630,997	360,700

Total shareholders’ equity	10,421,762	6,595,779	5,872,262	2,757,528	670,260	1,328,248	14,662,826	(17,017,541)	(11,801,818)	13,489,306	12,449,278	1,328,248

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Net sales by segment:

	Twelve months ended December 31, 2015	Twelve months ended December 31, 2014	Nine months ended December 31, 2013
Raízen Energia
Ethanol	5,557,298	4,376,826	3,143,254
Sugar	4,671,006	4,059,580	3,127,616
Cogeneration	554,876	618,583	376,579
Other	297,670	208,941	202,940

	11,080,850	9,263,930	6,850,389
Raízen Combustíveis
Fuels	61,412,966	55,733,927	37,553,167
Other	—	—	27,403

	61,412,966	55,733,927	37,580,570
COMGÁS
Industrial	4,206,946	4,122,077	3,065,600
Residential	677,693	632,997	522,642
Thermo generation	511,942	407,736	212,103
Construction revenue	408,086	481,314	536,482
Commercial	286,491	255,051	186,932
Cogeneration	271,641	246,841	187,457
Automotive	197,262	199,820	151,195
Other	36,957	41,267	26,484

	6,597,018	6,387,103	4,888,895
Radar
Property sales	69,162	85,308	5,694
Land lease	20,187	60,944	49,038
Other	13,365	11,310	—

	102,714	157,562	54,732
Lubricants
Lubricants	1,514,005	1,325,472	1,040,150
Basic oil	222,009	225,701	137,309
Other	15,713	51,025	7,740

	1,751,727	1,602,198	1,185,199
Other businesses	437	—	38
IFRS 11—Deconsolidated of adjustments/eliminations joint ventures and eliminations	(72,525,384)	(64,997,857)	(44,430,959)

Cosan Energia	8,420,328	8,146,863	6,128,864

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Logistics
North operations	2,925,114	—	—
South operations	888,502	—	—
Container operations	224,307	—	—
Logistics(i)	—	671,600	597,476
Port handling(i)	—	220,543	138,236
Other(i)	—	23,298	13,638

	4,037,923	915,441	749,350

Total	12,458,251	9,062,304	6,878,214

(i)	As the acquisition of ALL occurred on April 1, 2015, the result of information with segments are presented in the North Operations, comprised of the railway operations, transshipment and port elevation in the areas of the Company’s concession of ALL Malha Norte and ALL Malha Paulista.

Concentration of customers:

(i)	COMGÁS

No customers or specific group represented 10% or more of net sales for the periods presented.

(ii)	Logistic

In 2015, 34% of the segment’s net sales was generated from sales to Raízen Energia (27% for the year ended December 31, 2014; 35% for the nine month period ended December 31, 2013).

(iii)	Radar

In 2015, 20% of the segment’s net sales was generated from sales to Raízen Energia (15% for the year ended December 31, 2014; 22% for the nine month period ended December 31, 2013).

(iv)	Lubricants

No customers or specific group represented 10% or more of net sales for the periods presented.

7 Cash and cash equivalents

	December 31, 2015	December 31, 2014
Cash and bank deposits	305,510	152,720
Short-term investments	3,200,314	1,496,620

	3,505,824	1,649,340

Short-term investments are composed as follows:

	December 31, 2015	December 31, 2014
Exclusive funds
Repurchase agreements	1,252,229	423,535
Bank certificate of deposits—CDB	792,279	87,646
Other	199,919	—

	2,244,427	511,181

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Bank investments
Repurchase agreements	407,971	222,570
Bank certificate of deposits—CDB	542,658	762,869
Other	5,258	—

	955,887	985,439
	3,200,314	1,496,620

8 Investment securities

	December 31, 2015	December 31, 2014
Government security	334,167	32,871
Bank certificate of deposits—CDB	271,323	11,544
Debentures(i)	144,208	105,320

	749,698	149,735

(i)	In 2015, the Company acquired debentures of its associates Tellus Brasil Participações S.A. (“Tellus”) and Janus Brasil Participações S.A. (“Janus”), which have as business purpose of buying and selling of investment property. This represents 5% of the debentures issued by Tellus and Janus. The companies and other stakeholders are eligible to receive 90% of annual dividends proposed by them. The debentures are redeemable at the time that the entities effecting sales of properties, which are valued using fair market value on a quarterly basis. The debentures are classified as available for sale financial instruments (securities).

9 Trade receivables

	December 31, 2015	December 31, 2014
Domestic—Brazilian Reais	999,007	1,369,013
Export—Foreign currency	29,402	25,323
Allowance for doubtful accounts	(63,431)	(48,235)

	964,978	1,346,101

Current	904,245	865,109

Non-current	60,733	480,992

The ageing of trade receivables is as follows:

	December 31, 2015	December 31, 2014
Not overdue	836,314	780,010
Overdue:
From 1 to 30 days	84,981	119,520
From 31 to 60 days	18,561	29,863
From 61 to 90 days	9,159	33,897
More than 90 days	79,394	431,046
(-) Allowance for doubtful accounts	(63,431)	(48,235)

	964,978	1,346,101

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Changes in the allowance for doubtful accounts are as follows:

At January 1, 2014	(28,628)
Provision	(22,277)
Reversal	2,670

At December 31, 2014	(48,235)
Provision	(48,620)
Reversal	31,749
Write-off	1,675

At December 31, 2015	(63,431)

10 Inventories

	December 31, 2015	December 31, 2014
Finished goods	289,708	223,706
Work in process	86,981	86,895
Spare parts and other	280,212	43,119

	656,901	353,720

Changes in the provision for slow moving inventory and obsolescence:

At January 1, 2014	(332)
Provision	(4,436)

At December 31, 2014	(4,768)
Provision	(6,758)
Reversal	8,158

At December 31, 2015	(3,368)

11 Other current tax receivable

	December 31, 2015	December 31, 2014
ICMS—State VAT(i)	597,023	91,121
COFINS—Revenue tax	235,980	12,604
PIS—Revenue tax	69,098	8,387
PAES—Special Program for Installment Payments	33,245	—
Provision for non-realization tax	(7,587)	(17,147)
Other	17,682	1,152

	945,441	96,117

Current	311,892	78,818

Non-current	633,549	17,299

(i)	The variation refers to the amount of assets acquired in the ALL’s business combination.

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

12 Other trade receivables

	December 31, 2015	December 31, 2014
Receivable from ExxonMobil(i)	—	332,405
Receivable from sale of discontinued operations	—	107,775

	—	440,180

Current	—	69,683

Non-current	—	370,497

(i)	The subsidiary CLE has a receivable from ExxonMobil related to tax debits included in the Brazilian Government’s tax amnesty and refinancing program (“Refis IV”), which are the responsibility of ExxonMobil Brasil Holdings BV (“ExxonMobil”).

On September 1, 2015, CLE was notified by the Brazilian Federal Revenue Service on the exclusion of tax installments due to the previously made deposits. Thus, the accounts receivable was offset to the balance in the same amount of taxes payable, related to the collection of tax debts included in the special program installment of federal taxes (“Refis IV”).

13 Related parties

a) Receivables from and payables to related parties:

	December 31, 2015	December 31, 2014
Current assets
Commercial operations
Raízen Energia S.A.	47,591	23,229
Raízen Combustíveis S.A.	3,052	2,576
Aguassanta Participações S.A.	6,371	6,340
Other	4,085	556

	61,099	32,701
Corporate operation / Agreements
Raízen Energia S.A.(i)	13,028	3,388

	13,028	3,388
Financial operations
Raízen Combustíveis S.A.	1,102	1,319
Rezende Barbosa Group	—	949

	1,102	2,268
	75,229	38,357

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Non-current assets
Receivables under the framework agreement
Raízen Energia S.A.(i)	89,763	104,984
Janus Brasil Participações S.A.	20,875	—
Raízen Combustíveis S.A.(i)	—	15,126

	110,638	120,110
Financial operations
Rezende Barbosa Group(ii)	70,365	84,996
Novvi Limited Liability Company	17,121	7,417
Other	8	4

	87,494	92,417
Corporate operation
Raízen Energia S.A.(i)	23,029	—
Other	184	—

	23,213	—
	221,345	212,527

Total	296,574	250,884

Current liabilities
Commercial operations
Raízen Energia S.A.(i)	46,582	25,926
Raízen Combustíveis S.A.(i)	71,489	1,283
Shell Brazil Holding B.V.	—	3,820
Other	(454)	96

	117,617	31,125
Corporate operations / Agreements
Raízen Energia S.A.(i)	78,653	94,892
Raízen Combustíveis S.A.(i)	7,810	11,402

	86,463	106,294
Financial operations
Other	—	22

	—	22
Total	204,080	137,441

b) Related party transactions:

	Twelve months ended December 31, 2015	Twelve months ended December 31, 2014	Nine months ended December 31, 2013
Sales of goods and services
Raízen Energia S.A.	352,703	303,395	279,185
Raízen Combustíveis S.A.	98,235	—	—
Other	562	2,796	203

	451,500	306,191	279,388
Purchase of goods / Inputs
Raízen Energia S.A.	(2,431)	(109)	(13)
Raízen Combustíveis S.A.	(445,123)	(741)	(1,035)

	(447,554)	(850)	(1,048)

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Land lease
Raízen Energia S.A.	58,508	54,045	43,995

	58,508	54,045	43,995
Shared income (expense)
Aguassanta Participações S.A.	431	440	295
Raízen Energia S.A.	(41,914)	(33,555)	(7,950)

	(41,483)	(33,115)	(7,655)
Financial result
Raízen Energia S.A.	2,440	2,613	1,781
Rezende Barbosa Group	10	421	804
Other	(200)	269	113

	2,250	3,303	2,698
Total	23,221	329,574	317,378

For the periods presented, no loss for doubtful accounts was recorded from commercial operations with its subsidiaries, associates and joint ventures.

The Company has lands leases for sugarcane plantation, using mean assumption the Total Recoverable Sugars (“ATR”) released by São Paulo State Council of Sugarcane, Sugar and Alcohol Producers (“CONSECANA”).

The Company allocates all revenues and costs on pro-rata bases between the entities of the group.

(i)	Raízen Energia and Raízen Combustíveis

Non-current assets receivable from Raízen Energia and Raízen Combustíveis are, primarily, tax credits which will be reimbursed to the Company when realized. Current liabilities represent payables in relation to expenses paid by Raízen Energia and Raízen Combustíveis to Cosan S.A.

(ii)	Rezende Barbosa Group

The Company has receivables with Rezende Barbosa for the repayment of loans taken prior to the acquisition of the subsidiaries. These receivables are secured by Cosan S.A. shares.

c)	Officers’ and directors’ compensation

	Twelve months ended December 31, 2015	Twelve months ended December 31, 2014	Nine months ended December 31, 2013
Regular compensation	33,332	37,193	19,299
Stock option expense	12,661	12,924	6,595
Bonuses and other variable compensation	46,627	29,258	13,092

	92,620	79,375	38,986

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

14 Investments in associates

a)	Information in associates of the Company and the Company´s ownership:

	Tellus Brasil Participações S.A.(ii)	Novvi Limited Liability Company	Janus Brasil Participações S.A.(ii)	Other investments	Total
Shares issued by the associate	65,957,282	200,002	16,166,927	—
Shares held by Cosan	33,638,214	100,001	31,699,465	—
Cosan ownership interest	51.00%	50.00%	51.00%	—

At December 31, 2013	78,821	15,364	—	9,131	103,316
Equity in earnings (losses) of associates	9,657	(7,501)	—	1,384	3,540
Other comprehensive income (losses)	204	2,019	—	(2,693)	(470)
Dividends	(3,118)	—	—	—	(3,118)
Capital increase	7,294	4,640	13,063	1,500	26,497
Other	1,559	—	—	(647)	912

At December 31, 2014	94,417	14,522	13,063	8,675	130,677
Equity in earnings (losses) of associates	7,822	(11,586)	2,836	8,906	7,978
Other comprehensive income (losses)	(429)	3,847	—	2,767	6,185
Dividends	(2,261)	—	—	(4,000)	(6,261)
Business combination(i)	—	—	—	38,130	38,130
Capital increase	—	—	7,814	—	7,814
Other	89	—	—	(236)	(147)

At December 31, 2015	99,638	6,783	23,713	54,242	184,376

(i)	Related to investment of ALL.

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Financial information of associates:

	Twelve months ended December 31, 2015
	Assets	Liabilities	Equity	Profit (loss) for the year	Total comprehensive loss
Tellus Brasil Participações S.A.(ii)	1,966,635	(3,013)	(1,963,622)	144,868	(8,813)
Novvi Limited Liability Company	13,951	(37,670)	23,719	(18,278)	—
Janus Brasil Participações S.A.(ii)	967,850	(135,084)	(832,766)	19,155	—
	Twelve months ended December 31, 2014
	Assets	Liabilities	Equity	Profit (loss) for the year	Total comprehensive income
Tellus Brasil Participações S.A.(ii)	1,865,488	12,421	1,853,067	192,553	4,334
Novvi Limited Liability Company	21,800	18,147	3,653	(14,847)	4,038
Janus Brasil Participações S.A.(ii)	254,749	103	254,646	(1,483)	—
	Nine months ended December 31, 2013
	Assets	Liabilities	Equity	Profit for the year	Total comprehensive income
Tellus Brasil Participações S.A.(ii)	1,664,607	119,130	1,545,477	290,686	2,263

(ii)	The Company is entitled to 5.1% of the economic benefits of the associate as established in the shareholders’ agreement.

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

b)	Information in the non-controlling interests in subsidiaries of the Company:

	Cosan S.A. Indústria e Comércio	Cosan Logística S.A.	Companhia de Gás de São Paulo—COMGÁS	Rumo Logística Operadora Multimodal S.A.	Logispot Armazéns Agrícolas S.A.	Radar Propriedades Agrícolas S.A.	Radar II Propriedades Agrícolas S.A.	Elimination of participation Radar II in Radar	Total
Shares issued by the associate	407,214,353	405,856,814	124,009,308	299,015,898	2,040,816	21,148,989	830,690,258	—
Shares held by non-controlling shareholders	153,511,030	152,153,491	47,950,970	220,507,722	1,000,000	17,147,822	290,710,861	—
Non-controlling interest	37.49%	36.73%	38.67%	73.74%	49.00%	81.08%	35.00%	—

At December 31, 2013	3,654,978	—	1,961,238	349,285	37,219	1,607,793	328,192	(505,215)	7,433,490
Equity in earnings of associates	105,153	9,368	210,196	28,784	152	100,253	17,567	—	471,473
Other comprehensive income (losses)	(17,690)	—	967	—	—	4,998	349	(234)	(11,610)
Dividends	(91,618)	(9,288)	(65,715)	(54,379)	—	(32,432)	(8,365)	6,504	(255,293)
Other	2,229	(186)	4,892	(54)	(305)	—	—	113	6,689

At December 31, 2014	3,653,052	(106)	2,111,578	323,636	37,066	1,680,612	337,743	(498,832)	7,644,749
Equity in earnings (losses) of associates	263,596	(10,948)	239,727	(127,721)	(135)	48,609	13,344	—	426,472
Other comprehensive income (losses)	(112,227)	1,255	432	11,085	—	7,053	395	(1,416)	(93,423)
Business combination	—	70,911	—	2,749,367	—	—	—	—	2,820,278
Dividends	(106,212)	—	(244,600)	(71,244)	(96)	(7,533)	(2,460)	1,510	(430,635)
Other	1,887	(15,069)	2,430	(18,879)	—	8	—	(112)	(29,735)

At December 31, 2015	3,700,096	46,043	2,109,567	2,866,244	36,835	1,728,749	349,022	(498,850)	10,337,706

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Summarized balance sheet:

	Cosan S.A. Indústria e Comércio		Cosan Logística S.A.		Companhia de Gás de São Paulo—COMGÁS
	December 31, 2015	December 31, 2014	December 31, 2015	December 31, 2014	December 31, 2015	December 31, 2014
Current
Assets	951,424	696,504	181,262	21,415	2,780,989	1,841,957
Liabilities	(942,089)	(2,240,784)	(10,854)	(24,774)	(2,047,974)	(1,497,373)

Net current assets (liabilities)	9,335	(1,544,280)	170,408	(3,359)	733,015	344,584
Non-current
Assets	16,801,315	15,408,875	942,869	970,907	9,558,652	9,186,386
Liabilities	(7,964,462)	(5,046,319)	—	—	(4,427,331)	(3,658,708)

Net non-current assets	8,836,853	10,362,556	942,869	970,907	5,131,321	5,527,678
Equity	8,846,188	8,818,276	1,113,277	967,548	5,864,336	5,872,262

	Rumo Logística Operadora Multimodal S.A.		Radar Propriedades Agrícolas S.A.		Radar II Propriedades Agrícolas S.A.
	December 31, 2015	December 31, 2014	December 31, 2015	December 31, 2014	December 31, 2015	December 31, 2014
Current
Assets	123,881	145,211	182,118	166,766	7,712	803
Liabilities	(419,508)	(368,401)	(26,775)	(16,744)	(7,083)	(202)

Net current assets (liabilities)	(295,627)	(223,190)	155,343	50,022	629	601
Non-current
Assets	6,747,929	2,337,758	2,111,574	2,135,540	996,831	964,391
Liabilities	(2,867,833)	(820,026)	(51,892)	(44,899)	(29)	—

Net non-current assets	3,880,096	1,517,732	2,059,682	2,090,641	996,802	964,391
Equity	3,584,469	1,294,542	2,215,025	2,140,663	997,431	964,992

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Summarized statement of profit or loss and other comprehensive income:

	Cosan S.A. Indústria e Comércio			Cosan Logística S.A.			Companhia de Gás de São Paulo—COMGÁS
	Twelve months ended December 31, 2015	Twelve months ended December 31, 2014	Nine months ended December 31, 2013	Twelve months ended December 31, 2015	Twelve months ended December 31, 2014	Nine months ended December 31, 2013	Twelve months ended December 31, 2015	Twelve months ended December 31, 2014	Nine months ended December 31, 2013
Net sales	—	—	—	—	—	—	6,597,017	6,387,104	4,888,897
Profit (loss) before taxes	409,406	26,413	(73,583)	(25,841)	104,316	120,819	866,742	734,945	560,443
Income tax (expenses) benefit	257,178	196,168	186,914	(4,189)	(4)	—	(248,354)	(203,810)	(152,740)

Profit (loss) for the year	666,584	222,581	113,331	(30,030)	104,312	120,819	618,388	531,135	407,703
Other comprehensive income	(359,989)	(46,053)	(6,503)	3,404	—	—	2,277	6,266	24,574
Total comprehensive income (loss)	306,595	176,528	106,828	(26,626)	104,312	120,819	620,665	537,401	432,277

Comprehensive income attributable to non-controlling interests	114,942	66,179	39,749	(9,780)	39,106	44,955	240,011	211,253	172,695
Dividends paid	(272,330)	(297,080)	(314,457)	—	—	—	(129,253)	(65,715)	—

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

	Rumo Logística Operadora Multimodal S.A.			Radar Propriedades Agrícolas S.A.			Radar II Propriedades Agrícolas S.A.
	Twelve months ended December 31, 2015	Twelve months ended December 31, 2014	Nine months ended December 31, 2013	Twelve months ended December 31, 2015	Twelve months ended December 31, 2014	Nine months ended December 31, 2013	Twelve months ended December 31, 2015	Twelve months ended December 31, 2014	Nine months ended December 31, 2013
Net sales	903,930	905,449	742,962	46,542	43,883	14,433	—	—	—
Profit (loss) before taxes	(182,164)	172,678	243,201	81,187	164,365	94,783	38,084	50,217	15,240
Income tax (expenses) benefit	23,757	(58,151)	(82,110)	(6,230)	(8,605)	(3,320)	(31)	(20)	—

Profit (loss) for the year	(158,407)	114,527	161,091	74,957	155,760	91,463	38,053	50,197	15,240
Other comprehensive income	12,966	—	—	8,698	22,157	16,017	1,415	3,603	2,604
Total comprehensive income (loss)	(145,441)	114,527	161,091	83,655	177,917	107,480	39,468	53,800	17,844

Comprehensive income attributable to non-controlling interests	(107,248)	28,632	40,273	67,827	144,255	87,145	13,814	18,830	6,245
Dividends paid	(300,000)	—	—	—	(25,928)	(1,945)	—	(8,365)	(5,250)

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Summarized statements of cash flows(i):

	Cosan S.A. Indústria e Comércio			Cosan Logística S.A.			Companhia de Gás de São Paulo—COMGÁS
	Twelve months ended December 31, 2015	Twelve months ended December 31, 2014	Nine months ended December 31, 2013	Twelve months ended December 31, 2015	Twelve months ended December 31, 2014	Nine months ended December 31, 2013	Twelve months ended December 31, 2015	Twelve months ended December 31, 2014	Nine months ended December 31, 2013
Cash generated from operations	(490,417)	(500,267)	(177,750)	9,668	12	—	2,216,242	1,596,064	1,081,121
Income taxes paid	—	—	—	—	—	—	(86,693)	(111,970)	(121,308)

Net cash (used in) generated by operating activities	(490,417)	(500,267)	(177,750)	9,668	12	—	2,129,549	1,484,094	959,813

Net cash (used in) generated by investing activities	750,399	853,090	1,292,834	199,897	187,500	—	(512,803)	(661,546)	(610,418)

Net cash provided by (used in) financing activities	95,063	(232,910)	(1,170,480)	(36,718)	(186,500)	—	(622,810)	(384,798)	(140,942)

Increase (decrease) in cash and cash equivalents	355,045	119,913	(55,396)	172,847	1,012	—	993,936	437,750	208,453

Cash and cash equivalents at beginning of year	376,004	256,091	311,487	1,013	1	1	973,709	535,957	327,504
Cash and cash equivalents at end of the year	731,049	376,004	256,091	173,860	1,013	1	1,967,645	973,707	535,957

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

	Rumo Logística Operadora Multimodal S.A.			Radar Propriedades Agrícolas S.A.
	Twelve months ended December 31, 2015	Twelve months ended December 31, 2014	Nine months ended December 31, 2013	Twelve months ended December 31, 2015	Twelve months ended December 31, 2014	Nine months ended December 31, 2013
Cash generated from operations	282,631	105,840	229,711	23,042	68,173	29,256
Income taxes paid	(2,241)	(34,789)	(2,064)	(4,680)	(10,219)	(4,032)

Net cash generated by operating activities	280,390	71,051	227,647	18,362	57,954	25,224

Net cash (used in) generated by investing activities	(1,806,386)	(262,876)	(187,606)	(21,039)	(21,181)	(24,070)

Net cash provided by (used in) financing activities	1,480,502	(230,292)	(37,633)	—	(40,000)	(3,000)

Increase (decrease) in cash and cash equivalents	(45,494)	(422,117)	2,408	(2,677)	(3,227)	(1,846)

Cash and cash equivalents at beginning of year	74,826	496,943	494,535	3,394	9,189	10,703
Cash and cash equivalents at end of the year	29,332	74,826	496,943	717	5,962	8,857

(i)	Information presented for subsidiaries with significant non-controlling interest.

15 Investments in joint ventures

The Company entered into an agreement to form two joint ventures, accounting for 50% of the economic benefits of the companies, they are:

(i)	Raízen Combustíveis which owns a network of, approximately, 5,682 fuel service stations throughout Brazil, 63 distribution terminals and 59 airports terminals for supplying aviation fuel; and

(ii)	Raízen Energia, which produces and sell sugar, ethanol and renders electric energy cogeneration services, the latter mainly from sugar cane bagasse. Raízen Energia is responsible for the production of, approximately, 2 billion liters of ethanol per year to supply the domestic and foreign market, 4 million tons of sugar and 940 MW of installed capacity of electricity. Raízen Energia cultivates harvests and processes sugar cane—the main raw material used in the production of sugar and ethanol.

Cosan has joint control over Raízen Combustíveis and Raízen Energia by virtue of its 50% share in the equity of both companies and the requirement for unanimous consent by all shareholders over decisions related to the significant activities. The investments have been classified as joint ventures under IFRS 11 and therefore the equity method of accounting is used for all periods presented in these consolidated financial statements.

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Changes to investments in joint ventures were as follows:

	Raízen Combustíveis S.A.	Raízen Energia S.A.	Total
Shares issued by the associate	3,303,168,484	5,902,595,634
Shares held by Cosan	1,651,584,242	2,951,297,817
Cosan ownership interest	50.00%	50.00%

At December 31, 2013	3,326,482	5,171,777	8,498,259
Equity in earnings of joint ventures	503,176	85,252	588,428
Other comprehensive losses	(210)	(44,322)	(44,532)
Dividends	(610,982)	(26,912)	(637,894)
Other	—	242	242

At December 31, 2014	3,218,466	5,186,037	8,404,503
Equity in earnings of joint ventures	618,399	157,167	775,566
Other comprehensive losses	(6,909)	(218,518)	(225,427)
Dividends	(423,824)	—	(423,824)
Other	(201,298)	—	(201,298)

At December 31, 2015	3,204,834	5,124,686	8,329,520

The statement of financial position and statement of profit or loss of the joint ventures are disclosed in Note 6, Segments.

Pursuant to the terms of the Raízen Joint Venture—Framework Agreement, Cosan is responsible for certain legal proceedings that existed prior to the formation of Raízen, net of judicial deposits as of April 1, 2011, as well as tax installments under the REFIS (tax amnesty and refinancing program), recorded in “Other taxes payable”. Additionally, Cosan has access to a credit line (stand-by facility) granted to Raízen in the amount of US$500 million, which was unused at December 31, 2015.

16 Assets held for sale and investment property

	Investment property	Assets held for sale	Total
At December 31, 2013	2,281,509	314,104	2,595,613
Change in fair value	112,579	19,118	131,697
Transfers	247,890	(247,890)	—
Disposals	—	(60,243)	(60,243)

At December 31, 2014	2,641,978	25,089	2,667,067
Change in fair value	53,507	(2,434)	51,073
Additions	3,535	38,300	41,835
Transfers(i)	(97,985)	106,964	8,979
Disposals	(6,000)	(17,981)	(23,981)

At December 31, 2015	2,595,035	149,938	2,744,973

(i)	The amount of R$ 8,979 refers from property, plant and equipment transfers to investment properties.

Investment properties include farms located in the Southeast, Midwest and Northeast regions of Brazil, which are leased to third parties and jointly controlled entities. The leases have an average term of 18 years for the cultivation of sugarcane and 10 years for beans.

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

17 Property, plant and equipment

	Land, buildings and improvements	Machinery, equipment and facilities	Railcars and locomotives	Construction in progress	Other	Total
Cost
At December 31, 2013	447,240	359,262	436,064	284,262	35,100	1,561,928
Additions	114	5,830	—	382,737	—	388,681
Disposals	(1,726)	(17,262)	—	2	(2,076)	(21,062)
Transfers	69,228	102,258	83,928	(411,359)	4,261	(151,684)

At December 31, 2014	514,856	450,088	519,992	255,642	37,285	1,777,863
Depreciation
At December 31, 2013	(80,419)	(153,996)	(41,584)	—	(14,019)	(290,018)
Additions	(15,807)	(36,810)	(14,104)	—	(4,710)	(71,431)
Disposals	1,388	16,147	—	—	1,948	19,483
Transfers	(8,778)	8,753	—	—	18	(7)

At December 31, 2014	(103,616)	(165,906)	(55,688)	—	(16,763)	(341,973)
At December 31, 2013	366,821	205,266	394,480	284,262	21,081	1,271,910

At December 31, 2014	411,240	284,182	464,304	255,642	20,522	1,435,890

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

	Land, buildings and improvements	Machinery, equipment and facilities	Railcars and locomotives	Permanent railways	Construction in progress	Other	Total
Cost
At December 31, 2014	514,856	450,088	519,992	—	255,642	37,285	1,777,863
Additions	23,896	9,538	246,652	665	1,436,325	18,354	1,735,430
Disposals	(2,063)	(2,253)	(3,338)	(7,584)	—	(29,174)	(44,412)
Transfers	63,299	101,152	570,753	1,012,955	(1,864,570)	25,778	(90,633)
Business combinations	259,969	104,698	2,900,978	2,562,561	996,637	414,847	7,239,690

At December 31, 2015	859,957	663,223	4,235,037	3,568,597	824,034	467,090	10,617,938
Depreciation
At December 31, 2014	(103,616)	(165,906)	(55,688)	—	—	(16,763)	(341,973)
Additions	(27,626)	(67,149)	(149,211)	(227,466)	—	(44,843)	(516,295)
Disposals	1,632	1,306	781	280	—	874	4,873
Transfers	11,554	12,824	(44,568)	17,878	—	43,656	41,344

At December 31, 2015	(118,056)	(218,925)	(248,686)	(209,308)	—	(17,076)	(812,051)
At December 31, 2014	411,240	284,182	464,304	—	255,642	20,522	1,435,890

At December 31, 2015	741,901	444,298	3,986,351	3,359,289	824,034	450,014	9,805,887

Capitalization of borrowing costs

Capitalized borrowing costs for the year ended December 31, 2015 amounted to R$ 3,726 (R$ 5,779 for the year ended December 31, 2014).

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

18 Intangible assets

	Goodwill	Concession rights	Improvements to public concessions and operating licenses	Trademarks	Customer relationships	Other	Total
Cost
At December 31, 2013	703,956	8,307,282	751,555	252,474	719,186	200,825	10,935,278
Additions	—	502,942	—	—	149,236	22,554	674,732
Disposals	—	(19,539)	—	—	(6,773)	(1)	(26,313)
Transfers	—	(675)	146,965	—	675	4,719	151,684

At December 31, 2014	703,956	8,790,010	898,520	252,474	862,324	228,097	11,735,381
Amortization
At December 31, 2013	—	(306,437)	(102,119)	(114,132)	(273,120)	(61,430)	(857,238)
Additions	—	(343,956)	(40,714)	(22,830)	(155,582)	(45,684)	(608,766)
Disposals	—	13,662	—	—	3,420	(97)	16,985
Transfers	—	—	—	—	—	11	11

At December 31, 2014	—	(636,731)	(142,833)	(136,962)	(425,282)	(107,200)	(1,449,008)
At December 31, 2013	703,956	8,000,845	649,436	138,342	446,066	139,395	10,078,040

At December 31, 2014	703,956	8,153,279	755,687	115,512	437,042	120,897	10,286,373

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

	Goodwill	Concession rights	Improvements to public concessions and operating licenses	Trademarks	Customer relationships	Other	Total
Cost
At December 31, 2014	703,956	8,790,010	898,520	252,474	862,324	228,097	11,735,381
Additions	—	424,279	—	—	83,178	28,439	535,896
Disposals	—	(52,545)	(470,970)	—	(7,728)	—	(531,243)
Transfers	—	(2,632)	4,979	—	2,696	67,764	72,807
Business combinations	9,335	7,504,935	—	—	—	79,713	7,593,983

At December 31, 2015	713,291	16,664,047	432,529	252,474	940,470	404,013	19,406,824
Amortization
At December 31, 2014	—	(636,731)	(142,833)	(136,962)	(425,282)	(107,200)	(1,449,008)
Additions	—	(417,170)	(45,571)	(22,827)	(155,346)	(49,124)	(690,038)
Disposals	—	42,095	—	—	5,217	—	47,312
Transfers	—	—	(5,414)	—	—	13	(5,401)

At December 31, 2015	—	(1,011,806)	(193,818)	(159,789)	(575,411)	(156,311)	(2,097,135)
At December 31, 2014	703,956	8,153,279	755,687	115,512	437,042	120,897	10,286,373

At December 31, 2015	713,291	15,652,241	238,711	92,685	365,059	247,702	17,309,689

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Capitalization of borrowing costs

Capitalized borrowing costs for the year ended December 31, 2015, amounted to R$ 20,098 (R$ 20,891 for December 31, 2014). The weighted average interest rate used to capitalize borrowing costs on the balance of construction in progress, was 11.47% p.a. for the year ended December 31, 2015 (10.93% p.a. for December 31, 2014)

Intangible assets (excluding goodwill)	Annual rate of amortization—%	December 31, 2015	December 31, 2014
Gas distribution concession—COMGÁS(i)	Concession term	8,237,379	8,153,279
Concession rights—Rumo(ii)	Concession term	7,414,862	—

		15,652,241	8,153,279
Improvements to public rail concessions(iii)	Concession term	—	505,237
Operating license for port terminal(iv)	4.00%	238,711	250,450

		238,711	755,687
Trademarks
Mobil	10.00%	68,481	91,308
Comma	—	24,204	24,204

		92,685	115,512
Relationships with customers
COMGÁS	20.00%	313,694	375,119
Lubricants	6.00%	51,365	61,923

		365,059	437,042
Other
Software licenses	20.00%	126,469	83,889
Other	15.00%	121,233	37,008

		247,702	120,897
		16,596,398	9,582,417

(i)	Refers to the intangible asset for the public gas distribution service concession, which represents the right to charge users for the supply of gas, comprised of: (i) the concession rights recognized in the business combination and (ii) concession assets;

(ii)	Refers to the concession right agreement of ALL Malha Norte, which will be amortized until the end of the concession in 2079;

(iii)	Refers to improvements made to the Federal Government rail under concession and operated by ALL until March 31, 2015, when ALL was acquired by the Rumo; and

(iv)	Port operating license and customer relationships of Rumo, from the business combinations.

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Impairment testing of cash-generating units goodwill

The Company tests the recoverable amounts of goodwill arising from business combination transactions annually. Property, plant and equipment and definite life intangible assets, that are subject to depreciation and amortization are tested for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. For a better presentation, we segregate the analysis by segment as follows:

•	Logistic

During the year ended December 31, 2015, identified external indicators of impairment, such as increasing the basic interest rate and reduction in the market value of the Company’s shares that led to conducting impairment testing. The Company did not identify internal factors that could lead to a test since the Company (i) has reached the operating results of its business plan, (ii) did not change the use of assets (ii) did not show obsolescence or physical damage to its assets and also (iii) showed no performance decline in assets. The Company’s cash generating units coincide with its segments (i) Northern Operations, (ii) South Operations, and (iii) Container Operations.

The recoverable amount was determined using the discounted cash flow determined by management based on estimates that take into account the assumptions related to each business, using available market information, budget assumptions and past performance. Management understands it is adequate the utilization of periods longer than 5 years in the preparation of the discounted cash flows in order to reflect the estimated utilization of the assets during the concession period. In that context, two sets of discounted cash flows have been prepared considering: (i) cash flow for the current concession period and (ii) cash flows considering the concession renewals as contractually provided for. Management has initiated discussions with the granting power for the concession renewal of Malha Paulista and Malha Sul, and considers the renewals to be highly probable of occurring. This fact was considered in the probability allocation of the two sets of cash flows. If this assumption changes in the future as a consequence of a non-renewal, the carrying amount of the CGU South Operations may exceed its recoverable amount in the coming years.

The main assumptions used were (i) expectations of the Brazilian market of production of sugar, soybean meal and corn, destined mainly to the export volume, (ii) expectations related to rail freight rates, (iii) the ability to availability transport and port, and (iv) macro-economic conditions.

All these future cash flows were discounted at rates between 8-10% post tax (weighted average cost of capital), that reflect specific risks related to the relevant assets in its cash-generating unit. A change of 0.5 percentage point in the discount rate has an impact of about 7% on the estimated segments. The dollar has no significant impact on the projections and therefore the fluctuation of the exchange would have no significant effect on the estimated segments.

•	Cosan Energia

The combined carrying amounts of goodwill allocated to cash generating units are as follows:

	December 31, 2015	December 31, 2014
Cash-generating unit—Lubricants	612,797	603,462
Cash-generating unit—Other Businesses	43	43

	612,840	603,505

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

The recoverable amount is determined by reference to the value in use, determined by the discounted cash flows model, based on management’s estimated budget information which takes into consideration assumptions related to each business, using market available information as well as previous performance, and the fair value less costs to sell. Discounted cash flows are estimated for a period of 10 years and in perpetuity assuming a real growth rate of zero. Management considers it is appropriate to estimate cash flows for a period longer than five years as this reflects the estimated period of use of the asset groups and businesses involved.

The main assumptions used consider the expected growth in operations based on expected segmented Gross Domestic Product—GDP and other macroeconomic factors, as well as expected sales price of commodities, using discount rates that reflect specific risks related to business.

Future cash flows are discounted using discount rates by weighted average cost of capital of 12.9% (2014: 11.8%) that reflect specific risks related to the relevant assets in its cash-generating unit. A change of 0.5 percentage point in the discount rate has an impact of about 10% on the estimated segments. The dollar has no significant impact on the projections and therefore the fluctuation of the exchange would have no significant effect on the estimated segments.

The impairment test performed as of December 31, 2015 did not result in the need to recognize impairment losses on the carrying value of intangible assets or goodwill. The determination of the recoverability of assets depends on certain key assumptions, as described above, which are influenced by current market, technological and economic conditions. These tests are not indicative of future impairment losses and/or whether they would be material.

19 Loans, borrowings and debentures

	Interest
	Index(i)	Annual interest(ii)	December 31, 2015	December 31, 2014	Maturity
Description
Loan and borrowings
BNDES	URTJLP	8.75%	2,851,793	13,231	Aug-2029
	Fixed	5.50%	1,016,225	307,230	Feb-2025
	TJ462	9.89%	809,660	834,565	Oct-2020
	Selic	16.20%	298,258	274,000	Oct-2020
	TJLP	9.82%	176,900	288,209	Oct-2018
	Selic	15.75%	5,595	—	Sep-2020
	Fixed	4.00%	4,684	3,420	Jan-2024
	IPCA	19.25%	4,152	3,483	Nov-2021
	URTJLP	10.85%	217	457,570	Jan-2017
EIB	US$+LIBOR	2.16%	869,014	691,463	Sep-2021
Foreign loans	LIBOR Sterling	3.95%	312,940	224,047	Dec-2019
FRN	US$	2.63%	216,134	—	Jan-2017
ECN	112% of CDI	15.97%	406,805	—	Sep-2019
	109% of CDI	15.51%	304,644	—	Oct-2018
	US$	3.40%	126,669	—	Jul-2016
Perpetual Notes	US$	8.25%	1,976,673	1,344,760	—
Resolution 4131	US$	3.11%	477,705	29,338	Oct-2020
	US$+LIBOR	2.40%	471,045	466,494	Mar-2018
	US$+LIBOR	1.76%	406,348	266,006	Nov-2016

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Senior Notes Due 2018	Fixed	9.50%	875,376	874,494	Mar-2018
Senior Notes Due 2023	US$	5.00%	2,009,296	1,352,796	Mar-2023
FINEP	Fixed	5.00%	137,133	165,032	Nov-2020
Trade banks	CDI + 3.50%p.a.	18.13%	205,781	—	Sep-2016
	CDI + 4.91% p.a.	19.74%	195,632	—	Jun-2019
	Fixed	20.98%	3,898	—	Jun-2016
Working capital	CDI + 2.50% p.a.	17.00%	388,203	—	Dec-2018
	US$ + LIBOR	4.45%	100,121	133,185	Sep-2021
	CDI + 0.28% p.m.	18.03%	25,004	—	Dec-2016
	121.10% of CDI	17.37%	10,144	—	Nov-2016
	CDI + 1.43% p.a.	15.80%	—	85,628	—
	CDI + 1.20% p.a.	15.50%	—	101,515	—
	118% of CDI	16.89%	17,764	7,559	Apr-2016

			14,703,813	7,924,025
Debentures
Convertible debentures	URTJLP		2,592	—	Jun-2016
Non-convertible debentures	CDI + 2.05% p.a	8.58%	1,431,607	—	Apr-2018
	CDI + 1.30% p.a.	16.48%	775,228	—	Oct-2017
	IPCA	15.62%	594,157	—	Dec-2025
	108% of CDI	18.79%	526,285	—	Jul-2018
	IPCA	16.53%	484,246	447,386	Sep-2020
	Fixed	10.10%	161,175	—	Oct-2020
	CDI	15.17%	119,785	131,229	Sep-2019
	% of net revenue	—	30,315	—	Jun-2016

			4,125,390	578,615
Total			18,829,203	8,502,640

Current			2,775,510	1,056,353

Non-current			16,053,693	7,446,287

(i)	TJLP and URTJLP are long-term interest rates on BNDES (Brazilian National Economic and Social Development Bank) loans. Selic is the benchmark interest rate set by the Brazilian Central Bank. CDI is a benchmark interbank lending rate in Brazil. IPCA is a benchmark consumer price index.

(ii)	As at December 31, 2015.

Non-current borrowings are scheduled to fall due as follows:

	December 31, 2015	December 31, 2014
13 to 24 months	3,019,933	751,980
25 to 36 months	5,018,106	944,817
37 to 48 months	1,358,827	1,874,414
49 to 60 months	1,391,162	672,319
61 to 72 months	528,441	435,042
73 to 84 months	289,532	79,978
85 to 96 months	2,125,934	4,535
Thereafter	2,321,758	2,683,202

	16,053,693	7,446,287

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

BNDES

Refers to the financing of expansion of the gas distribution, logistic segment and are allocated to investments in property, plant and equipment and intangible assets. Such contracts have the Company’s aval guarantee, bank guarantees and the transfer of fiduciary ownership of the goods described in the respective contracts.

EIB – European Investment Bank

Refers to loans denominated in U.S. Dollars, bearing interest at LIBOR, maturing in 2021 and secured by bank guarantees. The funds were used to expand and support the natural gas distribution network. Cross-currency interest rate swaps have been entered into to mitigate the Company’s exposure to interest rate and foreign exchange risks for 89% of CDI.

FINEP

In November 2012, Cosan Biomassa S.A. obtained a bank loan of R$ 89,694, maturing in January 2021. These loans are secured by bank guarantees. These funds will be used for the development, production and marketing plan of new industrial technologies for the processing of biomass derived from sugar cane or other sources.

Foreign currency loans

On December 22, 2014, Cosan Lubes Investment renegotiated its loan maturing in December 2019; including the grace period for the principal amount of two and a half years. The original loan was disbursed on June 29, 2012, for a principal amount of £ 54,000 thousand and was obtained in order to acquire control of Comma Oil and Chemicals Limited in July 2012.

Export credit note—ECN

The credit notes will be settled through export by transport confirmation of export product to be made until 2019. As a contract in the amount of US$ 31,939 thousand, this is subject to exchange variation of the U.S. Dollar and annual fixed interest of 3.40%, with final maturity in July 2016 and bimonthly payments. The other contracts are subject to average interest rate of 15.77% for the CDI, payable semiannually and maturities for 2018 and 2019.

Perpetual Notes

On November 5, 2010 and July 13, 2011 Cosan Overseas Limited issued US$ 500,000 thousand of perpetual notes in the international capital market under “Regulation S”, bearing annual interest of 8.25%, payable quarterly. Cross-currency interest rate swaps have been entered into to mitigate the Company’s exposure to interest rate and foreign exchange risks.

Resolution 4,131

Refers to funds raised abroad with several financial institutions, maturing by 2020, aiming to finance the Company’s cash flow and controlled. To mitigate the risk of exchange and interest rate derivative instruments were contracted whose interest rate was changed to 84.3% of the CDI.

Company’s agreements have financial covenants, with amounts of net debt by EBITDA, as well as short-term debt ratio for total debt.

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Senior Notes Due in 2018

On March 19, 2013, the Company issued Senior Notes in the international capital market under “Regulation S” and “Rule 144A” in the amount of R$ 850,000, bearing annual interest of 9.5%, payable semiannually in September and March of each year.

Senior Notes Due in 2023

On March 14, 2013, the Company issued Senior Notes in the international capital market under “Regulation S” and “Rule 144A” in the amount of US$ 500,000 thousand, bearing annual interest of 5%, payable semiannually in September and March of each year. During the term of this title, the Company must maintain the net debt divided by EBITDA.

Bank debt – Working capital

On December 20, 2015, the Company entered into a loan in the amount of R$ 393,100, with a cost of CDI + 2.5% p.a. maturing in December 2018. The proceeds from this transaction were used for early repayment of debt, and are guaranteed by a Secured Agreement.

Debentures

On December 21, 2015, the subsidiary COMGÁS conducted the 4th issue of simple debentures, amounting to R$ 591,894, not convertible into shares, in three series, unsecured, without any additional warranty. The offering was registered in the Securities and Exchange Commission (“CVM”) pursuant to CVM Instruction 471 of August 8, 2008. The Company is required to maintain net debt ratios by EBITDA, as well as debt index short-term debt by the total.

On April 24, 2015, the subsidiary Rumo completed its first public issue of simple debentures, not convertible into shares, in a single series, with additional ALL’s fiduciary guarantees. The debentures were distributed with restricted placement efforts and with waiver with the Securities and Exchange Commission (“CVM”), pursuant to Article 6 of CVM Instruction 476, of January 16, 2009. The covenants under similar conditions those described for loans also have their net debt to EBITDA ratio.

Changes in loans, borrowings and debentures:

At December 31, 2014	8,502,640
Acquisition	5,201,072
Payment	(5,097,051)
Monetary and exchange variations	3,566,701
Business combination	6,639,223
Other	16,618

At December 31, 2015	18,829,203

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

The carrying amounts of loans and borrowings are denominated in the following currencies:

	December 31, 2015	December 31, 2014
Brazilian Real	11,863,258	3,994,551
US Dollar(i)	6,653,005	4,284,042
Pound Sterling	312,940	224,047

	18,829,203	8,502,640

(i)	On December 31, 2015, all debts denominated in US Dollars have currency risk protection through derivatives (Note 34).

Financial Covenants

The Company and its subsidiaries are subject to certain restrictive financial covenants set forth in existing loans, financing and debentures agreements in relation to certain financial and non-financial indicators. Financial ratios are: (i) consolidated net debt / EBITDA; (ii) EBITDA / consolidated financial results (considers only interest on debentures, loans / financing and derivative activities); (iii) equity / net assets, being item (iii) applicable only to BNDES. Except for BNDES, whose measurement is required annually, a quarterly measurement is required on the reporting date, using the consolidated financial statements.

With the acquisition of ALL the Company initiated a process of discussion with the banks by setting new standards for the covenants. Except for BNDES, whose new net debt indicators / EBITDA and ICD are yet to be set, all other creditors have agreed to a ratio of up to 5.5x net debt / EBITDA. If the negotiations with BNDES require a lower leverage ratio, such ratio will be extended to all other creditors with equivalent covenants conditions. On December 31, 2015, quarterly financial covenants were met within the new established standards.

As BNDES has not set what will be the new metrics to the covenants, on December 29, 2015, the Company obtained a waiver of this institution as the declaration of early maturity.

As at December 31, 2015, the Company, its subsidiaries and joint ventures were in compliance with all debt financial covenants.

20 Leases

Finance lease liabilities

Finance lease liabilities are payable as follows:

	Less than one year	Between one and five years	More than five years	Total
Future minimum lease payments	715,517	1,192,763	287,920	2,196,200
Rolling stock	686,433	1,099,532	167,449	1,953,414
Terminal	24,197	87,480	120,471	232,148
Other	4,887	5,751	—	10,638
Interests	(175,902)	(226,959)	(51,638)	(454,499)
Rolling stock	(158,505)	(178,914)	(19,997)	(357,416)
Terminal	(16,458)	(47,970)	(31,641)	(96,069)
Other	(939)	(75)	—	(1,014)

Present value of minimum lease payments	539,615	965,804	236,282	1,741,701

Current				539,615

Non-current				1,202,086

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Leases have various expiration dates, the last maturing in June 2022. The amounts are updated annually by Brazilian market price index (Índice Geral de Preços do Mercado-IGPM) plus TJLP (Long-Term Interest Rate) or CDI.

Operating leases

As of December 31, 2015, the future minimum lease payments under non-cancellable leases are as follows:

	December 31, 2015	December 31, 2014
Future minimum
lease payments
Less than one year	22,788	60,688
Between one and five years	24,364	274,310
More than five years	13,528	—

	60,680	334,998

The rentals are recognized as expenses (Note 31) on a straight-line basis over the life of the respective agreement.

21 Leases and concessions

	Leases	Concessions	Total	Judicial deposits
Payables
Malha Sul	39,157	26,749	65,906	—
Malha Paulista	—	24,944	24,944	—

	39,157	51,693	90,850	—
Court Discussion
Malha Paulista	1,174,138	1,559	1,175,697	116,510
Malha Oeste	899,369	58,328	957,697	18,060

	2,073,507	59,887	2,133,394	134,570

Total	2,112,664	111,580	2,224,244	134,570

Current			20,205

Non-current			2,204,039

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

The Company recognizes expenses related to operating lease and concession agreements on a straight-line basis during the term of the concession period. The amount recognized in non-current liabilities refers to the amounts that have not been paid due to discussions in court about agreement conditions and/or portions allocated during the grace period. The liabilities of leases and concessions equivalent to the corrected value of the options granted, net of payments effected to the reporting date.

The Company is challenging in court the economic and financial unbalance of certain leases and concession contracts.

In April 2004, ALL Malha Paulista filed an interlocutory injunction and subsequently Declaratory Action before the 21th Federal Court of Rio de Janeiro questioning the economic and financial unbalance of the Lease and Concession Agreements, due to the high disbursement incurred by the Company for the payment of labor judicial proceedings and other expenses involved, which are the responsibility of Rede Ferroviária Federal S.A., as expressed in the bidding documents.

ALL Malha Paulista required an injunction to suspend payment of installments of the concession and lease agreements, due and falling, and to offset the credit balance resulting from labor amounts paid by ALL with the amount charged by the Union. In April 2005, the injunction was granted, suspending the enforceability of installments for 90 days by determining the completion of expertise. In July 2005, the suspension was extended for another 90 days. In September 2005, the injunction was overturned by the Federal Court of Rio de Janeiro. In January 2006, the suspension of payment of installments was granted, by means of judicial deposit. The amount related to the lease installments was being deposited in court until October 2007, when the Company obtained a court order to replace the judicial deposits for bank guarantee. In October 2015, a decision was handed down that partially upheld the action recognizing the occurrence of economic and financial balance of the agreements, allowing the Company to perform the part of compensation of the amounts claimed in the match against presented debt. Nevertheless, the Company believes that all amounts discussed shall be offset against payables based in clauses 7 and 10 of the bidding documents.

Management, supported by the opinion of its legal counsel, assesses the chances of success as probable, but the financial liability remains recognized as it is a contractual obligation not yet discharged and still depend on offsetting with the Company’s reimbursement rights.

ALL Malha Oeste also claiming the reestablishment of the economic-financial balance, lost by the cancellation of transportation contracts at the time of privatization, change in the regulatory environment and conditions set forth in the Privatization Tender—additionally, the growth forecasts that defined the value of the business did not materialize. The lawsuit is filed with the 16th Federal Court of Rio de Janeiro. To proceed with the legal discussion, the Company offered government securities (Treasury Bills—LFT) as an execution guarantee. In March 2008, the Company was authorized to replace the guarantee by a bank guarantee and in May 2008, the Company redeemed the treasury bills. In December 2014, a decision was handed down that upheld the action recognizing the occurrence of economic and financial balance of the contracts, leaving now the expertise of definition to determine the amount of balance and related aspects. In December 2015, the replacement of guarantee letters presented by ALL with an insurance policy.

Management, supported by the opinion of its legal counsel, assesses the chances of success as probable, but the financial liability remains recognized as it is a contractual obligation not yet discharged and still pends offsetting with the Company’s reimbursement rights.

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

22 Commitments

a) Commitments for the acquisition of assets and regulatory targets

With the postponement of the Five-Year Tariff Review 2014 as a result of the publications of Resolutions ARSESP 493 and 494, both of May 27, 2014, which approved the “Tariff Review Process of Gas distribution companies in the State of São Paulo, defining event schedule “, and the” provisional adjustment of marketing margins of São Paulo Gas Company—COMGÁS “, there is no set regulatory commitment in December 31, 2015 and 2014.

b) Gas purchase

COMGÁS has take-or-pay purchase contracts, effective through December 2019, with gas suppliers which establish minimum daily purchases of gas volumes. Were the Company to consume a volume of gas below its contractual obligation, the Company would be required to pay for the shortfall between consumption and the required minimum contractual volumes; however, it could recover this credit (through consumption) over the remaining contract period. Amounts paid but not consumed by COMGÁS were recognized as “Other non-current assets” in the statement of financial position (2015: R$ 205,725; 2014: R$ 163,686).

c) Regulatory assets (liabilities)

	December 31, 2015	December 31, 2014
Cost of gas to be recovered	114,076	243,713
Credits of taxes to be transferred	(3,910)	(1,120)
Adjustment to present value of taxes	192	61
Other	6,589	—

	116,947	242,654

Opening balance	242,654	347,729
Closing balance	116,947	242,654

Expense not recognized in the statement of profit and loss before income tax and social contribution	(125,707)	(105,075)

Regulatory liabilities	(145,545)	(124,495)
Adjustment	26,111	26,359
Other	(6,273)	(6,939)

	(125,707)	(105,075)

The tariffs for the supply of gas to the different customer segments are authorized by the concession authority. In accordance with the terms of the Concession Agreement, the differences between the cost component of gas included in the tariffs charged to the customers and the actual cost of gas incurred are determined on a monthly basis and charged or credited to a regulation account (regulatory account).

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Periodically, charges or credits in the tariffs are determined by the regulator with the objective of amortizing the amounts accumulated in this account.

The balance of this account is considered as an asset or as a liability, pursuant to the regulator’s set of accounts and for income tax purposes. However, this account is not recognized under IFRS, because the respective balance is not considered as an asset or as a liability, as its realization or liquidation depends on further purchases by the Company’s consumers. Therefore, the balances presented above are not recorded in these consolidated financial statements.

d) Purchase of plastic packaging

CLE has take-or-pay purchase contracts, effective through December 2017, with plastic packaging suppliers for lubricants oil which establish minimum revenue based on the combination of prices and volumes guaranteed to have minimum volume sales to ensure the recovery of the costs of industrial operation. There were no amounts paid and not consumed by the Company in recent years.

23 Trade payables

	December 31, 2015	December 31, 2014
Natural gas suppliers	1,489,552	1,043,997
Materials and service suppliers	627,067	363,438
Fuels suppliers	3,535	—
Judicial deposits(i)	(294,976)	(294,976)
Other	139,834	—

	1,965,012	1,112,459
Current	1,963,981	1,112,459

Non-current	1,031	—

(i)	The contracts for the supply of natural gas have their composite price built in two parts: a part that is indexed according to a basket of fuel oil in the international market and readjusted quarterly; and another part that is readjusted annually based on the domestic and/or American inflation. The cost of gas is practiced in R$/m³, and the Bolivian gas is calculated at US$/MMBTU, with correction by the monthly exchange rate variation.

On February 25, 2014, COMGÁS obtained a preliminary injunction against Petrobrás, which assured the Company the right to provide a deposit of the controversial monthly value due to Petrobrás, corresponding to the difference in prices between (i) the price in the TCQ Contract for the Supply of Gas signed between COMGÁS and Petrobrás and (ii) the price under the Firm Contract signed between Petrobrás and Gás Brasiliano Distribuidora S.A., whereas the obligation of equality assumed before the Petrobrás Group with the State Regulatory Agency—ARSESP. Initially, the security was provided by bank deposits which, subsequently, after the preliminary injunction was granted by the STJ on November 6, 2014, were replaced by a letter of guarantee issued by a first-tier financial institution.

Therefore, the controversial values calculated based on the supply of gas from January to September 2014 were assured in a court decision upon a judicial deposit and the controversial values calculated found as of the supply of gas from October 2014 to September 2015 began to be secured by a bank guarantees. On December 31, 2015, the guaranteed value in the judicial deposit is R$ 294,976 and the guaranteed value through surety is of R$ 577,420.

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

24 Other taxes payable

	December 31, 2015	December 31, 2014
ICMS—State VAT	73,692	67,777
Tax Amnesty and
Refinancing Program—REFIS(i)	56,041	524,703
COFINS—Revenue tax	23,080	18,702
INSS—Social security	7,483	2,739
PIS—Revenue tax	4,670	2,511
Other	39,901	25,874

	204,867	642,306
Current	153,540	307,741

Non-current	51,327	334,565

(i)	Tax amnesty and refinancing program (REFIS) for the settlement of amounts due for qualifying Brazilian federal taxes.

In 2014, the Company opted to pay a significant portion of the debts under Law 11,941 / 2009, through a compensation action in the amount of R$ 120,211, and obtaining interest penalty amnesty of R$ 36,377 recognized as gain on settlement of REFIS, presented in “Other expenses, net” (Note 33).

The portion of R$ 350,301 related to tax debits included in the Brazilian Government’s tax amnesty and refinancing program (“Refis IV”), was offset with the respective recovery balance, as mentioned in Note 12.

25 Income tax and social contribution

a)	Reconciliation of income and social contribution tax expenses:

	Twelve months ended December 31, 2015	Twelve months ended December 31, 2014	Nine months ended December 31, 2013
Profit before taxes	874,128	686,308	539,180
Income tax and social contribution at nominal rate (34%)	(297,204)	(233,345)	(183,321)
Adjustments to reconcile nominal to effective tax rate
Equity in earnings of investees (non-taxable income)	266,405	201,269	84,161
Compensation action	114,844	—	—
Differences in tax rates on earnings / losses of overseas companies	24,699	5,421	(13,417)
Differences in tax rates on entities under Brazilian presumed profits tax regime	24,227	51,398	38,922
Tax profit of the activity (operating income)	20,219	—	—
Stock options	(4,305)	(4,400)	(2,242)
Interest on capital (net received)	(10,375)	(13,380)	(15,292)
Non-deductible expenses (donations, gifts, etc.)	(30,878)	(19,232)	(3,859)
Tax losses not recorded	(95,752)	(8,195)	67,367
Write off of tax loss carryforwards—Partial spin-off	—	(35,469)	—
REFIS discounts granted	—	9,972	—
Other	254	2,132	(11,513)

Income tax and social contribution benefit (expense)—current and deferred	12,134	(43,829)	(39,194)

Effective rate—%	(1.39)	6.39	7.27

(i)	Refers to compensation action recognized when it appeared certain that an inflow of economic benefits (Note 2.3).

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

b)	Deferred income tax assets and liabilities:

					December 31, 2014
	December 31, 2015
	Basis	Income taxes (25%)	Social contribution (9%)	Total income taxes (34%)	Total income taxes (34%)
Tax loss carry forwards
Income tax loss carry forwards	6,390,788	1,597,697	—	1,597,697	319,168
Social contribution tax loss carry forwards	6,447,435	—	580,269	580,269	116,578
Temporary differences
Foreign currency losses	2,756,707	689,177	248,104	937,281	303,488
Provision for judicial demands	1,043,323	260,831	93,899	354,730	183,714
Impairment	1,030,367	257,592	92,733	350,325	—
Business combination—Property, plant and equipment	725,755	181,439	65,318	246,757	(36,594)
Tax deductible goodwill	380,019	95,005	34,202	129,207	298,102
Gains or losses on actuarial liabilities	305,353	76,338	27,482	103,820	87,594
Allowance for doubtful accounts	279,456	69,864	25,151	95,015	53,385
Regulatory asset	225,778	56,444	20,320	76,764	82,503
Profit sharing	95,079	23,770	8,557	32,327	11,345
Other temporary differences	12,739	3,185	21,303	24,488	(33,390)
Unrealized gain on sale of investments	—	—	—	—	(18,772)
Concession contract	(36,918)	(9,229)	(3,323)	(12,552)	15,057
Assets held for sale	(40,766)	(815)	(440)	(1,255)	(773)
Business combination—Other fair value adjustments	(195,306)	(48,826)	(17,578)	(66,404)	(24,513)
Property, plant and equipment	(434,554)	(108,639)	(39,110)	(147,749)	(41,669)
Unrealized gains on derivatives instruments	(1,382,056)	(345,514)	(124,385)	(469,899)	(126,351)
Unrealized gains on investment properties	(2,015,231)	(40,305)	(21,764)	(62,069)	(74,801)
Gain on formation of joint ventures	(3,338,342)	(834,586)	(300,451)	(1,135,037)	(1,135,036)
(-) Valuation allowance	(7,054,097)	(1,122,506)	(404,133)	(1,526,639)	—
Business combination—Intangible assets	(11,292,126)	(2,823,032)	(1,016,291)	(3,839,323)	(1,390,752)
Other	739,100	184,775	66,519	251,294	(113,393)

Total net liability		(1,837,335)	(643,618)	(2,480,953)	(1,525,110)
Deferred income tax—Assets				1,698,611	214,164
Deferred income tax—Liabilities				(4,179,564)	(1,739,274)

Total net deferred taxes				(2,480,953)	(1,525,110)

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

c)	Recoverability of deferred tax assets:

In assessing the recoverability of deferred tax assets, management estimates future taxable income and the timing of reversal of the temporary differences. Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized. Under Brazilian tax law, tax loss carryforwards do not expire, however, their use is limited to 30% of annual taxable income.

At December 31, 2015, the Company expects to realize deferred taxes on loss carry forwards on income tax and social contribution as follows:

	December 31, 2015	December 31, 2014
No later than 1 year	120,349	6,646
Later than 1 year and no later than 5 years	149,626	64,427
Later than 5 years	1,907,991	364,673

	2,177,966	435,746

d)	Changes in deferred income taxes, net:

At December 31, 2013 – Net deferred tax liability	(1,466,434)
Recorded through income	112,673
Recorded through other comprehensive income	(19,073)
Acquisition cost of the preferred shares in subsidiaries	18,450
Use of tax loss carryforward—REFIS	(173,559)
Other	2,833

At December 31, 2014 – Net deferred tax liability	(1,525,110)
Recorded through income	188,611
Recorded through other comprehensive income	5,262
Business combinations	(1,148,848)
Other	(868)

At December 31, 2015—Net deferred tax liability	(2,480,953)

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

26 Provision for legal proceedings

	Provision for legal proceedings		Judicial deposits
	December 31, 2015	December 31, 2014	December 31, 2015	December 31, 2014
Tax	441,674	343,038	377,435	319,444
Civil, regulatory and environmental	284,344	139,268	181,180	48,445
Labor	467,913	175,473	121,609	50,496

	1,193,931	657,779	680,224	418,385

Changes in provision for legal proceedings:

	Tax	Civil, regulatory and environmental	Labor	Total
At December 31, 2013	410,890	146,011	165,557	722,458
Accruals	11,962	12,882	86,241	111,085
Write-off / Reversals	(89,581)	(9,303)	(49,147)	(148,031)
Transfers	(1,070)	(17,164)	(31,902)	(50,136)
Business combinations	10,837	6,842	4,724	22,403

At December 31, 2014	343,038	139,268	175,473	657,779
Accruals	25,833	29,176	52,684	107,693
Write-off / Reversals	(31,211)	(18,209)	(60,390)	(109,810)
Business combinations	72,449	105,496	280,630	458,575
Indexation and interest charges	31,565	28,613	19,516	79,694

At December 31, 2015	441,674	284,344	467,913	1,193,931

Tax claims

a) Judicial claims deemed to be probable losses, fully accrued

	December 31, 2015	December 31, 2014
Compensation with FINSOCIAL(i)	255,022	241,739
State VAT—ICMS credits(ii)	79,417	24,231
INSS—Social security(iii)	57,916	47,449
PIS and COFINS	2,781	—
IPI—Excise tax credit—NT	1,105	—
Federal income taxes	329	—
Other	45,104	29,619

	441,674	343,038

(i)	During the period from October 2003 to November 2006, the Company, through its subsidiary CLE, offset the FINSOCIAL tax against several other federal taxes, based on a final court decision in September 2003 following a decision that challenged the constitutionality of the FINSOCIAL. No judicial deposits were made.

(ii)	A considerable portion of the amount accrued as ICMS was paid in cash under the provisions of Decree Nº 58,811 issued on December 27, 2012, which established the State of São Paulo Special Installment Program of ICMS (a.k.a. PEP-ICMS). The amounts that have been provisioned refer to tax assessments by the tax authorities related to several types of ICMS credits. Amongst them: (a) assessment notice related to ICMS payments for the purchase of raw materials which are considered for “use and consumption”, therefore, not eligible for compensation; (b) assessment, as sole obligor, for withholding of ICMS on tolling agreement from an agricultural partnership with Central Paulista Ltda. Açúcar e Álcool.

(iii)	Mainly related to social security contributions, which are being challenged on the grounds of constitutionality. Judicial deposits have been made for the corresponding amounts.

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

b) Judicial claims deemed as possible losses, and therefore not accrued

	December 31, 2015	December 31, 2014
ICMS—State VAT(i)	1,904,253	1,572,934
Foreign financial operation(ii)	911,942	—
Federal income taxes(iii)	886,178	751,495
PIS and COFINS—Revenue taxes(iv)	879,669	680,065
IRRF—Withholding tax(v)	792,104	656,087
INSS—Social security and other(vi)	577,686	530,223
IPI—Excise tax credit—NT(vii)	484,606	441,707
Goodwill ALL(viii)	446,535	—
Penalties related to tax positions(ix)	258,391	—
Compensation with IPI—IN 67/98(x)	123,522	118,865
MP 470—Tax installments(xi)	113,814	—
Intermodal	76,914	—
Stock option	57,554	—
Financial transactions tax on loan	49,844	—
Social security contributions	40,855	—
Other	952,651	648,850

	8,556,518	5,400,226

(i)	In summary, these demands relate basically:

•	tax assessments filed against the Company for unpaid ICMS and non-compliance with accessory obligations, in connection with the tolling services partnership with Central Paulista Açúcar e Álcool Ltda. in specified periods in 2006 and in 2007;

•	ICMS levied on the remittances for the export of crystallized sugar, which the Company understands are tax exempted. However, the tax authorities, classify crystallized sugar as a semi-finished product, therefore subject to ICMS;

•	ICMS withholding rate differences on the sale of ethanol to companies located in other states, which subsequently had their tax registrations revoked;

•	disallowance of ICMS tax credits on the sale of diesel fuel to customers engaged in the agro industrial business. The State Tax Administration understands that because the diesel fuel sold is for agricultural use, which is not Company’s core business, ICMS cannot be offset;

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

•	ICMS payments on inventory differences arising from erroneous calculations by the State Tax Administration;

•	The State Tax Administration assessed the rail concessions for non-taxation of VAT (ICMS) on invoices for the provision of rail freight services for export. All assessments were contested, since there is a favorable position for taxpayers in the higher courts, based on the Federal Constitution and Complementary Law 87/1996; and

•	assessment from State Tax Administration of São Paulo on the grounds that the Company was not authorized to operate as a general warehouse in that state. The Company appealed at the administrative level. The Company is duly registered with the commercial registry with the corporate purpose of general warehouse, as well as being registered in the Federal Revenue Service and state tax authorities. At the time of the release of the state registration, the tax authorities allowed the Company’s activities, including issuance of invoices.

(ii)	Tax assessment notices issued to require additional income tax, social contribution, PIS and COFINS, for the calendar years 2005 to 2008 as a result of the following alleged violations: (a) improper deduction from taxable income and social contribution calculation basis of financial costs arising from loans with foreign financial institutions, (b) improper exclusion from taxable income and social contribution calculation basis of financial income from securities issued by the Government of Austria and the Government of Spain (c) no inclusion, in the income tax and social contribution calculation basis, of gains earned in swap operations, and non-taxation of financial income resulting from these contracts by PIS and COFINS, (d) improper exclusion from taxable income and the social contribution calculation basis, using PIS and COFINS credits, (e) improper exclusion from taxable income and social contribution calculation using deferred taxes.

(iii)	In December 2011, the Company received an assessment notice claiming unpaid income and social contribution taxes for the period from 2006 to 2009. Such claim is based on the following: (a) tax benefits that arose from the deduction of goodwill amortization, (b) the offsetting of tax carry forwards and (c) taxes on revaluation differences of the property, plant and equipment. The Company filed its defense in January 2012 and has classified any potential loss as possible, consistent with the opinion of its legal advisors. The Company quantified such possible loss.

In June 2013, the Company received an assessment notice claiming unpaid income and social contribution taxes for the period from 2009 to 2011, corresponding to the deduction of goodwill amortization. The Company challenged this assessment and has classified any potential loss as possible, consistent with the position of its legal advisors. The Company has quantified the possible loss and a remote loss in relation to the payment of fines.

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

(iv)	Refers mainly to the reversal of PIS and COFINS credits, provided by Laws 10.637/2002 and 10.833/2003, respectively. Those reversals arise from a differing interpretation of the laws by the tax authorities in relation to raw materials. These discussions are still at the administrative level. There are also questions regarding the constitutionality of broadening the base of the PIS / COFINS conveyed by Law 9.718/98. The Supreme Court has already ruled on this issue, judging it unconstitutional.

Tax authorities assessed the ALL Malha Paulista for non-taxation of PIS and COFINS on revenues from mutual traffic and rite of passage billed against ALL Malha Norte. The chance of loss is considered possible as tax already has been collected by the concessionaire responsible for transporting from origin.

In 2012, ALL filed an application for refund of PIS and COFINS on fuels on the grounds that the amounts charged in the price exceeds the value of the actual credit. It turns out that tax authorities did not recognize the request for refund and imposed a fine for what they consider an improper request. ALL appealed and is awaiting an administrative decision on the issue.

(v)	In June 2013, the Company received an assessment notice issued for the payment of income tax withheld at source (“IRRF”). The withholding tax relates to an alleged capital gain arising from the acquisition of assets of companies located abroad. The Company presented its defense in July 2013 and, together with its legal advisors, rated the probability of loss as possible.

(vi)	The legal proceeding related to INSS payment with possible unfavorable outcome involve the following: (a) the legality and constitutionality questioning Normative Instruction MPS/SRP Nº 03/2005, which restricted the constitutional immunity over social contributions on export revenues through direct sales, consistent with the manner exports made via trading companies are now taxed; (b) assessment of SENAR (Rural apprenticeship scheme) social contribution on direct and indirect exports, in which the tax authorities disregard the right to constitutional immunity; (c) assessment of social security contribution on internal market resale of merchandises or to third parties, which are not included in the calculation of the social security contributions tax basis—these should only apply to gross revenue from production and not to acquired merchandise.

(vii)	Federal exercise VAT: SRF Normative Instruction no 67/98 approved the procedures adopted by industrial establishments which performed remittances without registration and payment of IPI, in relation to transfers of sugarcane carried out between July 6, 1995 and November 16, 1997 and of refined sugar between January 14, 1992 and November 16, 1997.

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

(viii)	Tax assessment issued by the Brazilian Tax Authority in 2011 and 2013 against ALL Holding concerning: (a) amortization expense disallowance based on future profitability, as well as financial expenses; and (b) non-taxation of supposed capital gain on disposal of equity interest in a Company of the same group.

(ix)	The Company was assessed due to the disregard of the tax benefits of REPORTO (PIS and COFINS suspension), on the grounds that the locomotives and freight cars purchased in 2010 were used outside the limits area of the port. Therefore, the Company was assessed to pay PIS and COFINS, as well as an isolated fine corresponding to 50% of the value of acquired assets.

(x)	SRF Normative Instruction no. 67/98 allowed for the refunding of IPI tax payments for sales of refined sugar from January 14, 1992 through November 16, 1997. Consequently, the Company applied for the offsetting of amounts paid during the periods against other tax liabilities. However, the tax authorities denied its application for both the reimbursement and offsetting of these amounts. The Company has challenged this ruling in an administrative proceeding.

(xi)	The tax authorities rejected partially the installment requests for federal tax debts made by Malha Sul and Intermodal, arguing that the NOLs offered by the companies were not sufficient to discharge their existing debts. The probability of loss is considered possible, since the NOLs existed and were available for such use.

Civil, labor, regulatory and environmental

a) Judicial claims deemed to be probable losses, fully accrued

•	Civil – refers mainly to compensation for material and moral damages, class actions for abstaining from straw burning sugarcane and execution of environmental nature.

•	Labor – represent labor claims filed by former employees and employees of service providers who question, among others, payment of overtime, night and dangerous, job reinstatement, compensation for accidents at work and reimbursement of discounts from payroll, such as confederative and assistance contributions, union dues and other.

•	Regulatory – mainly refers to fines and discussions with National Authority for Terrestrial Transport (ANTT).

•	Environmental – these amounts derive from assessments made by the Environmental Sanitation Technology Company (CETESB-SP), Brazilian Institute of Environment and Natural Resources (IBAMA) and Environment Municipal Departments related to soil contamination and water by the overflow of products and non-compliance with conditions imposed by such operating license. In all cases, measures are being taken to reduce the existing liabilities, as well as repair and prevention measures.

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

b) Judicial claims deemed as possible losses, and therefore not accrued

The main civil and labor lawsuits, for which the unfavorable outcome is considered possible, are as follows:

	December 31, 2015	December 31, 2014
Civil	2,385,643	1,118,151
Labor	960,446	391,992
Regulatory	339,267	—
Environmental	295,984	—

	3,981,340	1,510,143

Receivables from legal proceedings

The Company recognized a gain of R$ 69,951 in December 2013 and R$ 318,358 in 2007, corresponding to a lawsuit filed against the Federal Government, claiming indemnification for the pricing of products, at the time when the industry was subject to government price control. Final judgment was passed in favor of the Company. A gain was recognized in profit or loss of the corresponding year, with a corresponding receivable in “Other non-current assets”.

According to recent court decisions during the year it was recognized the amount of R$ 290,180 (net lawyer fees) related to another action described in “Other operating income (expense), net”, Note 33.

At December 31, 2015, the asset recorded for the indemnity lawsuit and corresponding provision for legal fees totaled R$ 830,461 and R$ 113,944 (R$ 460,103 and R$ 56,581 as at December 31, 2014), recorded in “other assets” and “other liabilities” respectively. The fair value of the asset is equivalent to the carrying amount.

27 Preferred shareholders payable in subsidiaries

On June 27, 2014, the Company executed an Investment Agreement with Fundo de Investimentos em Participações Multisetorial Plus II (“FIP Multisetorial”) and with Razac Fundo de Investimentos em Participações (“FIP Razac”). Pursuant to this agreement, FIP Multisetorial and FIP Razac subscribed and paid-in R$ 2,000,000 of non-voting preferred shares issued by Cosan Investimentos e Participações S.A.

These preferred shares will be remunerated based on a formula designed to provide a return over 15 years equivalent to the CDI rate (14.14% and 11.57% for the year ended December 31, 2015 and 2014, respectively). In the event the accumulated remuneration falls short of the minimum amount prescribed in the formula, as at April 30, 2021, the preferred shareholders will have a put against Cosan S.A. for an amount equivalent to the value of the initial investment plus interest based on the CDI less any CDI-indexed dividends paid.

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

28 Shareholders’ equity

a) Share capital

As of December 31, 2015, Cosan Limited’s share capital is composed of the following:

	Class A and / or BDRs	%	Class B1 shares	%
Shareholders—Common shares

Queluz Holdings Limited	5,241,111	3.01	66,321,766	68.85
Usina Costa Pinto S.A. Açúcar e Álcool	—	—	30,010,278	31.15
Gávea Investimentos Ltda.	21,167,463	12.14	—	—
Skagen AS	16,120,419	9.25	—	—
MSOR Participações S.A.	1,811,250	1.04	—	—
Other	124,018,596	71.13	—	—

Total shares outstanding	168,358,839	96.56	96,332,044	100.00

Treasury shares	5,996,502	3.44	—	—
Total	174,355,341	100.00	96,332,044	100.00

On December 31, 2015, the capital authorized is US$ 11,889 thousand, divided into 1,000,000,000 Class A Shares of par value US$ 0.01 each and 188,886,360 Class B Shares or par value US$ 0.01 each . The capital subscribed and paid by the Company is R$ 5,328, which is composed of 174,355,341 book-entry shares of common stock without par value. There have been no changes to the number of shares issued during the periods presented.

Class B1 shares entitle the holder to 10 votes per share whereas Class A and BDRs’ shares are entitled to one vote per share.

b) Treasury shares

The Company holds 5,996,502 Class A treasury shares as of December 31, 2015 and 2014 with a market value of US$ 3.69 per share at December 31, 2015 (US$ 7.75 per share at December 31, 2014).

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

c) Other comprehensive (loss) income

	April 1, 2013	Comprehensive (loss) income	December 31, 2013	Comprehensive (loss) income	December 31, 2014	Comprehensive (loss) income	December 31, 2015
Foreign currency translation effects	(180,147)	(42,891)	(223,038)	(75,408)	(298,446)	(169,904)	(468,350)
Gain (loss) on cash flow hedge in joint ventures and subsidiaries	49,810	(6,426)	43,384	(53,958)	(10,574)	(225,205)	(235,779)
Revaluation of investment properties reclassified from property, plant and equipment	190,735	—	190,735	—	190,735	—	190,735
Actuarial (losses) gain on defined benefit plan	(11,917)	28,009	16,092	31,012	47,104	(19,072)	28,032
Changes in fair value of available for sale securities	(16,557)	9,077	(7,480)	6,013	(1,467)	8,215	6,748

Total	31,924	(12,231)	19,693	(92,341)	(72,648)	(405,966)	(478,614)

Attributable to:
Owners of the Parent	(58,908)	(25,979)	(84,887)	(80,731)	(165,618)	(312,589)	(478,207)
Non-controlling interests	90,832	13,748	104,580	(11,610)	92,970	(93,377)	(407)

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

29 Earnings per share

The calculation of basic earnings per share has been made by dividing the profit attributable to shareholders of the parent by the weighted-average number of ordinary shares outstanding during the year excluding ordinary shares purchased by the company and held as treasury shares (Note 28).

The calculation of diluted earnings per share has been made by dividing the profit attributable to shareholders of the parent, adjusted to assume conversion of all dilutive potential ordinary shares at subsidiaries by the weighted-average number of shares outstanding during the year excluding ordinary shares purchased by the company and held as treasury shares (Note 28). The Company’s subsidiaries have two categories of potential dilutive effects: share options and put options. For the share options, a calculation is done to determine the effect of the dilution in the profit attributable to shareholders of the parent due the exercise of the share options at subsidiaries. For the put option, is assumed to have been converted into ordinary shares, and the profit attributable to shareholders of the parent is adjusted.

The following table sets forth the calculation of earnings per share for the year ended December 31, 2015 and 2014 and nine months period ended December 31, 2013 (in thousands of Brazilian Reais, except per share amounts):

	Twelve months ended December 31, 2015		Twelve months ended December 31, 2014		Nine months ended December 31, 2013
Profit attributable to ordinary equity holders for basic earnings		459,790		171,006		122,618
Effect of dilution:
Dilutive effect of subsidiary’s stock option plan		(394)		(1,212)		(918)
Dilutive effect of put option		(15,601)		(15,601)		(15,601)

Profit attributable to ordinary equity holders adjusted for the effect of dilution		443,795		154,193		106,099

Weighted average number of shares outstanding		264,690,883		264,690,883		264,690,883
Basic earnings per share from continuing operations	R$	1.74	R$	0.65	R$	0.46
Diluted earnings per share from continuing operations	R$	1.68	R$	0.58	R$	0.40

The non-controlling interests of the indirect subsidiary Brado have the right to exercise a liquidity option provided for in the shareholders’ agreement signed on August 5, 2013. This option would exchange all Brado shares held by such minority shareholders by shares of ALL. The exchange ratio shall take into account the economic value for both Brado and ALL shares. At the Company’s exclusive discretion, an equivalent cash payment is also possible.

ALL Malha Norte issued to BNDES Participações S.A., bonds convertible in to shares, remunerated at market rates, amounting to R$ 2,592 on December 31, 2015, whose maturity date is June 2016.

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

The stock option plan is out of money, so, the exercise price of the options granted is much higher than the average stock price during the period. These financial instruments have antidilutive effects in the periods presented.

30 Gross sales

	Twelve months ended December 31, 2015	Twelve months ended December 31, 2014	Nine months ended December 31, 2013
Gross revenue from sales of products	10,092,099	9,702,960	7,133,290
Gross revenue from sales of services	4,402,867	1,000,065	845,100
Construction revenue	408,086	481,314	536,482
Indirect taxes and deductions	(2,444,801)	(2,122,035)	(1,636,658)

Net sales	12,458,251	9,062,304	6,878,214

31 Costs and expenses by nature

The expenses are presented in the statement of profit and loss by function. The reconciliation of income by nature/purpose for the year ended December 31, 2015 and 2014 and the nine month period ended December 31, 2013 are as follows:

	Twelve months ended December 31, 2015	Twelve months ended December 31, 2014	Nine months ended December 31, 2013
Raw materials and consumables used	(6,062,912)	(4,767,550)	(3,533,382)
Employee benefit expense	(1,528,627)	(1,334,341)	(1,021,922)
Transportation expenses	(1,193,781)	(887,608)	(666,461)
Depreciation and amortization(i)	(1,129,727)	(662,196)	(424,580)
Leases and concessions expenses	(141,010)	—	—
Selling expenses	(65,096)	(60,906)	(76,067)
Leases expenses	(18,135)	—	—
Other	(364,713)	(251,275)	(226,715)

	(10,504,001)	(7,963,876)	(5,949,127)

Classified as:

	Twelve months ended December 31, 2015	Twelve months ended December 31, 2014	Nine months ended December 31, 2013
Cost of sales	(8,663,635)	(6,413,720)	(4,878,229)
Selling	(900,728)	(881,543)	(603,965)
General and administrative(ii)	(939,638)	(668,613)	(466,933)

	(10,504,001)	(7,963,876)	(5,949,127)

(i)	Excludes R$ 16,600 presented as a deduction of net revenue (R$ 16,913 for the year ended December 31, 2014 and R$ 14,564 for the nine month period ended December 31, 2013).

(ii)	Research and development expenses for the year ended December 31, 2015 was R$ 821 (R$ 4,969 for the year ended December 31, 2014 and R$ 2,180 for the nine month period ended December 31, 2013).

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

32 Financial results

	Twelve months ended December 31, 2015	Twelve months ended December 31, 2014	Nine months ended December 31, 2013
Cost of gross debt
Interest on debt	(1,406,482)	(717,904)	(415,992)
Exchange and monetary variations	(1,579,397)	66,944	(489,891)
Derivatives	1,272,427	167,979	282,396
Guarantees and warranties on debt	80,071	(21,310)	—

	(1,633,381)	(504,291)	(623,487)
Income from financial investment	353,853	139,699	99,169

Cost of debt, net	(1,279,528)	(364,592)	(524,318)

Other charges and monetary variations
Exchange and monetary variations	(58,173)	10,191	(10,542)
Monetary variation on leases and concessions agreements	(180,311)	—	—
Monetary restatement and interest on leases	(117,589)	—	—
Derivatives	21,925	1,640	(54,498)
Interest on other receivables	142,494	72,628	70,093
Interest on other liabilities	(582,004)	(130,151)	(135,646)
Bank charges	(125,495)	(119,165)	(45,193)
Other	13,953	(453,399)	(13,608)

	(885,200)	(618,256)	(189,394)

Financial results, net	(2,164,728)	(982,848)	(713,712)

Reconciliation
Finance expense	(2,629,440)	(1,060,802)	(804,606)
Finance income	588,475	217,112	179,904
Foreign exchange losses, net	(746,058)	(300,521)	(324,495)
Derivatives	622,295	161,363	235,485

Financial results, net	(2,164,728)	(982,848)	(713,712)

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

33 Other income (expense), net

	Twelve months ended December 31, 2015	Twelve months ended December 31, 2014	Nine months ended December 31, 2013
Gains on compensation claims(i)	345,193	—	—
Changes in the fair value of investment properties	51,073	131,697	121,543
Gain on settlement of REFIS liability	36,377	28,440	—
Settlement of pre-existing relationship with business combinations	29,838	—	—
Earthquake-related income	28,776	1,254	2,266
Rental income	2,791	399	519
Harbor operations gains	20	9,628	5,687
(Loss) gain on disposal of non-current assets	(6,096)	(10,836)	(7,788)
Provisions for legal proceedings	(58,956)	(51,347)	(94,571)
Cost related to internal organization and prospective acquisitions(ii)	(147,669)	(134,614)	—
Other	19,715	4,139	48,616

	301,062	(21,240)	76,272

(i)	Refers to compensation action recognized when it appeared certain that an inflow of economic benefits (Note 2.3).

(ii)	Refers to costs incurred by the Company with lawyers, consultants, business advisors and other related services for certain reorganizations and prospective acquisitions.

34 Financial instruments

Financial risk management

Overview

The Company is exposed to the following risks related to the use of financial instruments:

•	Credit risk;
•	Liquidity risk; and
•	Market risk.

This note presents information about the exposure of the Company and its subsidiaries to the above risks, as well as the objectives of the Company’s risk management policies, these policy and processes for the assessment and management of risks.

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

The carrying amount of financial assets and financial liabilities are as follows:

	December 31, 2015	December 31, 2014
Assets
Fair value through profit or loss
Exclusive funds	2,244,427	511,181
Investment securities	749,698	149,735
Derivate financial instruments	2,430,296	890,578

	5,424,421	1,551,494
Loans and receivables
Cash and cash equivalents	1,261,397	1,138,159
Trade receivables	964,978	1,346,101
Receivables from related parties	296,574	250,884
Dividends receivable	12,064	36,130
Other trade receivables	—	440,180

	2,535,013	3,211,454
Total	7,959,434	4,762,948

Liabilities
Liabilities amortized cost
Loans, borrowings and debentures	13,895,414	5,991,887
Leases	1,741,701	—
Advances on real state credits	285,006	—
Trade payables	1,965,012	1,112,459
Other financial liabilities	236,698	—
Payables to related parties	204,080	137,441
Contingent consideration	217,377	186,649
Dividends payable	39,934	33,354
Tax installments—REFIS	56,041	524,703
Preferred shareholders payable in subsidiaries	2,042,878	1,926,888

	20,684,141	9,913,381
Fair value through profit or loss
Loans, borrowings and debentures	4,933,789	2,510,753
Post-employment benefits	344,447	301,850
Derivative financial instruments	742,498	333,435

	6,020,734	3,146,038
	26,704,875	13,059,419

During the year there was no reclassification between categories, fair value through profit or loss, loans and receivables and liabilities at the amortized cost presented above.

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Risk management structure

The management has overall responsibility for the establishment and oversight of the Company’s risk management framework. The board of directors has established the Risk Management Committee, which is responsible for developing and monitoring the Company’s risk management policies. The committee reports regularly to the board of directors on its activities.

The Company’s risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Company’s activities. The management, through its training and management standards and procedures, aims to maintain a disciplined and constructive control environment in which all employees understand their roles and obligations.

The Audit Committee oversees how management monitors compliance with the Company’s risk management policies and procedures, and reviews the adequacy of the risk management framework in relation to the risks faced by the Company. The Audit Committee is assisted in its oversight role by Internal Audit. Internal Audit undertakes both regular and ad hoc reviews of risk management controls and procedures, the results of which are reported to the Audit Committee.

All derivative activities for risk management purposes are carried out by specialist teams that have the appropriate skills, experience and supervision. It is the Company’s policy that no trading in derivatives for speculative purposes may be undertaken.

The usage of financial instruments in order to protect against these areas of volatility is determined through an analysis of the risk exposure that management intends to cover.

As at December 31, 2015 and 2014, the fair values relating to transactions involving derivative financial instruments to protect the Company’s risk exposure were using observable inputs such as quoted prices in active markets, or discounted cash flows based on market curves, and are presented below:

	Notional		Fair value
	December 31, 2015	December 31, 2014	December 31, 2015	December 31, 2014
Exchange rate derivatives
Swap agreements	—	828,443	—	330,099
Forward agreements	2,058,190	178,127	46,247	21,250
Options	—	2,202,425	—	(8,842)

	2,058,190	3,208,995	46,247	342,507
Interest rate and exchange rate risk
Swap agreements (interest rate)	1,083,526	221,560	(107,230)	(40,330)
Cross currency interest rate swaps	4,629,948	1,659,904	1,748,781	254,966

	5,713,474	1,881,464	1,641,551	214,636
Total financial instruments			1,687,798	557,143

Assets			2,430,296	890,578

Liabilities			(742,498)	(333,435)

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Credit risk

	December 31, 2015	December 31, 2014
Cash and cash equivalents(i)	3,505,824	1,649,340
Trade receivables(ii)	964,978	1,346,101
Derivative financial instruments(iii)	2,430,296	890,578
Other trade receivables	—	440,180
Investment securities	749,698	149,735
Dividends receivable	12,064	36,130

	7,662,860	4,512,064

(i)	The Company held cash and cash equivalents of R$ 3,505,824 at December 31, 2015 (2014: R$ 1,649,340). The cash and cash equivalents are held with bank and financial institution counterparties, which are rated BB to AAA.

(ii)	Customer credit risk is managed by each business unit subject to the Company’s established policy, procedures and control relating to customer credit risk management. Credit quality of the customer is assessed based on an extensive credit rating scorecard and individual credit limits are defined in accordance with this assessment. Outstanding customer receivables are regularly monitored and any shipments to major customers are generally covered by letters of credit or other forms of credit insurance.

The requirement for impairment is analyzed at each reporting date on an individual basis for major clients. Additionally, a large number of minor receivables are grouped into homogenous groups and assessed for impairment collectively. The calculation is based on actual incurred historical data.

The maximum exposure to credit risk at the reporting date is the carrying value of each class of financial assets. Management considers that the credit risk is covered by the allowance for doubtful accounts.

(iii)	Credit risk from balances with banks and financial institutions is managed by the Company’s treasury department in accordance with the Company’s policy. Investments of surplus funds are made only with approved counterparties and within credit limits assigned to each counterparty. Counterparty credit limits are reviewed on an annual basis and may be updated throughout the year. The limits are set to minimize the concentration of risks and therefore mitigate financial loss through potential counterparty’s failure to make payments. The Company’s maximum exposure to credit risk for the components of the statement of financial position is the carrying amounts as illustrated in Note 19. The Company’s maximum exposure for financial guarantees and financial derivative instruments are as below.

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

The credit risk on cash and cash equivalents, investment securities and derivative financial instruments are determined by rating instruments widely accepted by the market and are arranged as follows:

	December 31, 2015	December 31, 2014
AAA	1,473,089	997,915
AA	4,068,000	501,124
A	357,399	—
BB	207,097	—
BBB	580,233	—

	6,685,818	1,499,039

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when they are due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation. As mentioned in Note 1, Management has been working on measures to enable the Company to honor its Commitments.

The non-derivative financial liabilities of the Company sorted by due dates (based on undiscounted cash flows contracted) are as follows:

	December 31, 2015					December 31, 2014
	Up to 1 year	1—2 years	3—5 years	More than 5 years	Total	Total

Loans, borrowings and debentures	(3,980,885)	(4,384,606)	(11,791,909)	(9,292,702)	(29,450,102)	(14,988,841)
Trade payables	(1,963,981)	(1,031)	—	—	(1,965,012)	(1,112,459)
Other financial liabilities	(236,698)	—	—	—	(236,698)	—
REFIS	(12,813)	(11,910)	(23,973)	(15,833)	(64,529)	(524,703)
Leases	(715,517)	(551,209)	(642,599)	(223,130)	(2,132,455)	—
Advances on real estate credits	(138,869)	(138,869)	(104,821)	—	(382,559)	—

	(7,048,763)	(5,087,625)	(12,563,302)	(9,531,665)	(34,231,355)	(16,626,003)

The Company has entered into an agreement with financial institutions that allow certain of its suppliers to anticipate payment of their receivables against the Company. Such operations are also known in the market as confirming or forfeiting. As of December 31, 2015, the consolidated balance anticipated by our suppliers with financial institutions was R$236,697. All these operations were with Banco Itaú at an average interest rate of 15.96%. The average term of these operations, which are recorded at their present values at the interest rate previously mentioned, is three months.

Market risk

Market risk is the risk that changes in market prices – such as foreign exchange rates, interest rates and equity prices – will affect the Company’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

The Company uses derivatives to manage market risks. All such transactions are carried out within the guidelines set by the Risk Management Committee. Generally, the Company seeks to apply hedge accounting to manage volatility in profit or loss.

a)	Foreign exchange risk

As at December 31, 2015 and 2014, the Company and its subsidiaries had the following net exposure to the exchange rate variations on assets and liabilities denominated in Brazilian Reais:

	December 31, 2015	December 31, 2014
Cash and cash equivalents	256,003	95,017
Trade receivables	18,227	25,323
Advances to suppliers	85,155	—
Trade payables	(15,894)	—
Loans, borrowings and debentures	(6,653,006)	(4,508,089)
Advances from clients	(1,701)	—
Contingent consideration	(65,064)	(47,340)
Derivative financial instruments	6,688,138	4,868,899

Foreign exchange exposure, net	311,858	433,810

Sensitivity analysis on changes in foreign exchange rates:

The probable scenario was defined based on the U.S. Dollar market rates as at December 31, 2015, which determines the fair values of the derivatives at that date. Stressed scenarios (positive and negative effects, before tax effects) were defined based on changes of a 25% and 50% to the U.S. Dollar exchange rates used in the probable scenario.

Based on the financial instruments denominated in U.S. Dollars at December 31, 2015, the Company performed a sensitivity analysis by increasing and decreasing the exchange rate for R$/US$ by 25% and 50%. The probable scenario considers the estimated exchange rates at the due date of the transactions for the companies with functional currency Real (positive and negative, before tax effects), as follows:

	Exchange rate sensitivity analysis (R$/US$)
	December 31, 2015	Scenario
		25%	50%	-25%	-50%
At December 31, 2015	3.9048	4.8810	5.8572	2.9286	1.9524

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Considering the above scenario the profit or loss would be impacted as follows:

		Variation scenario
Instrument	Risk factor	Balance	25%	50%	-25%	-50%
Cash and cash equivalents	USD fluctuation	256,003	64,001	128,002	(64,001)	(128,002)
Trade receivables	USD fluctuation	18,227	4,557	9,114	(4,557)	(9,114)
Advances to suppliers	USD fluctuation	85,155	21,289	42,578	(21,289)	(42,578)
Trade payables	USD fluctuation	(15,894)	(3,974)	(7,947)	3,974	7,947
Exchange rate derivatives	USD fluctuation	2,058,190	520,585	1,041,169	(520,585)	(1,041,169)
Exchange rate	USD and
and interest derivatives(i)	CDI fluctuation	4,629,948	1,200,482	2,400,964	(1,200,482)	(2,400,964)

Loans, borrowings
and debentures	USD fluctuation	(6,653,006)	(1,663,251)	(3,326,502)	1,663,251	3,326,502
Advances from clients	USD fluctuation	(1,701)	(425)	(851)	425	851
Contingent consideration	USD fluctuation	(65,064)	(16,266)	(32,532)	16,266	32,532

Impacts on profit or loss		311,858	126,997	253,994	(126,997)	(253,994)

(i)	For sensitivity analysis, it’s only considered exchange rate swaps for Notional.

b) Interest rate risk

The Company and its subsidiaries monitor the fluctuations in variable interest rates in connection with its borrowings, especially those that accrue interest using LIBOR, and uses derivative instruments in order to minimize variable interest rate fluctuation risks.

Sensitivity analysis on changes in interest rates:

A sensitivity analysis on the interest rates on loans and borrowings in compensation for the CDI investments with pre-tax increases and decreases of 25% and 50% is presented below:

	December 31, 2015
Exposure interest rate(i)	Probable	25%	50%	-25%	-50%
Cash and cash equivalents	452,524	113,131	226,262	(113,131)	(226,262)
Investment securities	105,268	26,317	52,634	(26,317)	(52,634)
Leases	(246,276)	(61,569)	(123,138)	61,569	123,138
Advances on real state credits	(19,950)	(10,075)	(20,150)	10,075	20,150
Interest rate derivatives	(107,230)	(68,646)	(121,488)	58,945	139,189
Loans, borrowings and debentures	(1,688,098)	(422,024)	(844,049)	422,024	844,049

Impacts on profit or loss	(1,503,762)	(422,866)	(829,929)	413,165	847,630

(i)	The CDI and TJLP indexes considered of 14.14% and 7.00%, respectively, were obtained from information available in the market.

Financial instruments fair value

The fair values of the financial assets and liabilities are included at the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The following methods and assumptions were used to estimate the fair values:

•	The cash and cash equivalents, accounts receivable, trade receivables, trade payables and other current liabilities approximate their carrying amount largely due to the short-term maturity of these instruments.

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

•	The fair values of the quoted notes and bonds are based on price quotations at the reporting date. The fair value of unquoted instruments, loans from banks and other financial liabilities, obligations under finance leases, as well as other non-current financial liabilities is estimated by discounting future cash flows using rates currently available for debt on similar terms, credit risk and remaining maturities.

•	The market value of the Senior Notes Due 2018 and 2023 listed on the Luxembourg Stock Exchange (Note 19) is based on their quoted market price as of December 31, 2015, of 78.71% (88.74% on December 31, 2014) and 83.83% (99.38% at December 31, 2014), respectively, of the face nominal value at December 31, 2015.

•	The fair value of Perpetual Notes listed on the Luxembourg Stock Exchange (Note 19) is based on their quoted market price as December 31, 2015 of 79.64% (101% at December 31, 2014) of the face value of obligations at December 31, 2015.

•	The fair value of other loans and financing, the respective market values substantially approximate the amounts recorded due to the fact that these financial instruments are subject to variable interest rates (Note 19).

•	The fair values of the remaining of assets held for sale are derived from quoted market prices in active markets.

The Company and its subsidiaries enter into derivative financial instruments with various counterparties, principally financial institutions with investment grade credit ratings. Derivatives valued using valuation techniques with observable market data refer mainly to interest rate swaps and foreign exchange forward contracts.

The fair value of derivative financial instruments is determined using valuation techniques and observable market data. The valuation techniques applied more often include pricing models and swaps contracts, with a present value calculation. The models consider various data, including counterparty credit quality, spot exchange rates, forward curves of interest rates and curves of the commodity term rates.

The carrying amounts and fair value of financial assets and financial liabilities are as follows:

	Carrying amount		Assets and liabilities measured at fair value
	December 31, 2015	December 31, 2014	December 31, 2015		December 31, 2014
			Level 1	Level 2	Level 1	Level 2
Assets
Exclusive funds	2,244,427	511,181	—	2,244,427	—	511,181
Investment securities	749,698	149,735	—	749,698	—	149,735
Derivate financial instruments	2,430,296	890,578	—	2,430,296	—	890,578

Total	5,424,421	1,551,494	—	5,424,421	—	1,551,494

Liabilities
Loans, borrowings and debentures	(4,933,789)	(2,510,753)	—	(4,933,789)	—	(2,510,753)
Post-employment benefits	(344,447)	(301,850)	—	(344,447)	—	(301,850)
Derivative financial instruments	(742,498)	(333,435)	—	(742,498)	—	(333,435)

Total	(6,020,734)	(3,146,038)	—	(6,020,734)	—	(3,146,038)

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Hedge accounting – Fair value

Currently the Company has adopted the fair value hedge for some of its operations that both the hedging instruments and the hedged items are accounted for at fair value through profit or loss. Operations and accounting effects of this adoption are as follows:

	Debt	Derivative	Total
At December 31, 2014	1,827,251	(183,086)	1,644,165
Interest amortization	(113,855)	(83,997)	(197,852)
Fair value	809,376	(555,503)	253,873

At December 31, 2015	2,522,772	(822,586)	1,700,186

Capital management

The Company’s policy is to maintain a robust capital base to promote the confidence of investors, creditors and the market, and to ensure the future development of the business. Management monitors that the return on capital is adequate for each of its businesses.

35 Post-employment benefits

	December 31, 2015	December 31, 2014
Futura	48,414	23,048
Futura II	335	240
COMGÁS	295,698	278,562

	344,447	301,850

Pension plan

Defined contribution

The Company provides defined contribution plans to all employees. The plan assets are held Futura plan (Futura II – Supplementary Pension Entity) and COMGÁS Pension Plan – 10AC. The Company and its subsidiaries do not have a legal or constructive obligation to pay further contributions if the fund does not have sufficient assets to pay all of the benefits owed.

During the year ended December 31, 2015, an actuarial loss of R$ 121 (R$ 7 on December 31, 2014).

Actuarial obligation

Defined benefit

Defined benefit plan paid off, whose active participants have a paid-up benefit calculated in accordance with the regulation, which is being updated to the date of receipt by the plan of readjustment index, which leads the company to adopt such a provision the present value of benefits and that assisted participants receive annuity under the plan. The main actuarial risks are:

(i)	higher survival to that specified in mortality tables;

(ii)	the return on equity under the actuarial discount rate plus the accumulated IGP-DI; and

(iii)	real family structure of different retirees established hypothesis.

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

The Company contributes to the following post-employment defined benefit plans:

•	Futura:

The subsidiary CLE sponsors the Futura – Supplementary Pension Entity (“Futura”), formerly Previd Exxon—Private Pension Entity, which has the main objective supplemental benefits, within certain limits established in the regulations of the Retirement Plan. This plan was amended to close it to new entrants and approved by the relevant authorities on May 5, 2011. During the year ended December 31, 2015, the amounts of contributions totaled R$ 7,499 (R$ 8,757 for the year ended December 31, 2014). The weighted average duration of obligation is 11.09 years.

•	COMGÁS:

Obligations relating to plans for post-employment benefits, which include health care, pension for death, incapability assistance and lifetime medical care.

The defined benefit pension plan is governed by the employment laws of the Brazil, which require final salary payments to be adjusted for the consumer price index upon payment during retirement. The level of benefits provided depends on the member’s length of service and salary at retirement age. During the year ended December 31, 2015, the amounts of contributions totaled R$ 16,250 (R$ 14,672 for the year ended December 31, 2014). The weighted average duration of obligation is 12.2 years.

Details of the present value of the defined benefit obligation and the fair value of plan assets are as follows:

	December 31, 2015	December 31, 2014
Actuarial obligation at beginning of the year	639,622	622,546
Current service cost	247	264
Interest expense	76,009	73,841
Actuarial (gain) loss arising from financial assumptions	(56,544)	3,879
Actuarial (gain) loss arising from experience adjustment	38,207	(21,173)
Benefits payment	(43,211)	(39,735)

Actuarial obligation at the end of the year	654,330	639,622

Fair value of plan assets at beginning of the year	(334,331)	(281,142)
Interest income	(38,770)	(33,317)
Earnings on assets greater than discount rate	(7,387)	(36,178)
Contributions paid	(7,499)	(8,757)
Benefit payments	26,961	25,063

Fair value of plan assets end of the year	(361,026)	(334,331)

Surplus for the year	293,304	305,291
Asset ceiling effect	51,176	—

Net defined benefit liability	344,480	305,291

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Total expense recognized in profit or loss is as follow:

	December 31, 2015	December 31, 2014
Current service cost	(247)	(264)
Interest expense	(37,239)	(40,524)

	(37,486)	(40,788)

Total amount recognized as accumulated other comprehensive income:

	December 31, 2015	December 31, 2014
Actuarial (gain) loss arising from financial assumptions	56,544	(10,362)
Actuarial (gain) loss arising from experience adjustment	(38,207)	21,173
Earnings on assets greater than discount rate	7,388	36,178
Irrecoverable surplus change	(51,176)	—

Accumulated at the end of the year	(25,451)	46,989

Plan assets are comprised of the following:

	December 31, 2015		December 31, 2014
	Amount	%	Amount	%
Fixed income bonds	296,402	82.10	269,170	80.51
Variable-income securities	33,900	9.39	65,161	19.49
Other	30,723	8.51	—	—

	361,026	100.00	334,331	100.00

Plan assets are comprised of financial assets with quoted prices in active markets and therefore are classified as Level 1 and Level 2 in the valuation hierarchy of fair value. The overall expected rate of return on plan assets is determined based on prevailing market expectations on that date, applicable to the period over which the obligation is to be settled.

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

The main assumptions used to determine the benefit obligations of the Company are as follows:

	Futura		COMGÁS
	December 31, 2015	December 31, 2014	December 31, 2015	December 31, 2014
Discount rate	12.98%	11.92%	14.14%	12.78%
Inflation rate	5.30%	5.20%	6.50%	6.00%
Future salary increases	N/A	N/A	9.69%	9.18%
Increase in pension plans	5.30%	5.20%	6.50%	6.00%

The Company expects to make contributions for an amount of R$ 47,731 in relation to its defined benefit plan and variable contribution plan in 2016.

Sensitivity analysis

A quantitative sensitivity analysis for significant assumption on the defined benefit obligation as at December 31, 2015 is, as shown below:

	Discount rate
	Increase		Decrease
	1%	0.50%	-1%	-0.50%
Futura	(29,387)	—	34,778	—
Futura II	(16)	—	18	—
COMGÁS	—	(14,834)	—	16,225

The sensitivity analyses above have been determined based on a method that extrapolates the impact on the defined benefit obligation as a result of reasonable changes in key assumptions occurring at the end of the reporting period. The sensitivity analyses are based on a change in a significant assumption, keeping all other assumptions constant. The sensitivity analysis may not be representative of an actual change in the defined benefit obligation as it is unlikely that changes in assumptions would occur in isolation of one another.

There was no change in relation to previous years in the methods and assumptions used in preparing the sensitivity analysis.

36 Share-based payment

The Company grants to its executives the stock option plan, which is optional and the executives can use a portion of their profit-sharing amounts. The vesting period is time-based service rendered by the executives for the Company.

The plan includes shares issued by the Company up to the limit of 5% of the total stock, and its purpose is to: (i) attract, retain and motivate the beneficiaries, (ii) add value for shareholders, and (iii) encourage the view of entrepreneur of the business.

The plan is managed by the Board of Directors, within the limits established by the general guidelines of the plan and applicable legislation.

The exercise price of the options is determined by the Board of Directors and is equivalent to the average amount of the closing price of the share at the last thirty trading sessions of the BM&FBOVESPA, prior to the grant date, updated monthly by the variation of the Amplified Consumer Price Index (“IPCA”) between the grant date and the month prior to the option exercise notice by the beneficiary.

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

The vesting period and share options outstanding at the end of the year are as follows:

				Number of instruments on December 31, 2015
Share option programs	Expected life (years)	Interest rate	Expected volatility	Granted	Exercisable options	Outstanding	Market price on grant date	Exercise price at December 31, 2015	Fair value at grant date—R$(i)
August 18, 2011 (A)	1 to 5	12.39%	31.44%	4,825,000	1,285,000	2,250,000	22.98	26.59	6,80
August 18, 2011 (B)	1 to 10	12.39%	30.32%	5,000,000	1,080,000	4,080,000	22.98	26.59	8,15
December 12, 2012	1 to 5	8.78%	31.44%	700,000	372,000	652,000	39.80	45.56	10.10
April 24, 2013	5	13.35%	27.33%	970,000	—	970,000	46.51	52.01	17,95
April 25, 2014	5	12.43%	29.85%	960,000	—	960,000	37.10	42.58	15,67
August 31, 2015	5	14.18%	33.09%	759,000	—	759,000	18.15	20.10	7.67
October 2, 2015	5	15.66%	62.94%	4,485,238	—	4,205,238	6.30	7.48	2.83

				17,699,238	2,737,000	13,876,238

(i)	The fair value of the employee share options has been measured using the Black-Scholes formula.

Expected exercise—the expected timeframe for the exercise of the options was determined by considering the premise that executives exercise their options after the grace period.

Expected volatility – The Company opted to use the historic volatility of their shares adjusted by volatility of competitors’ shares that operate in similar lines of business.

Expected dividends – The dividends expected were calculated on the basis of the current market value on the grant’s date, adjusted by the average rate of return of capital to shareholders during the forecast period, and compared with to the book value shares. Expected dividends used in the Black-Scholes for the year was 3.8%.

Risk free interest rate – the company considered the prime rate as the risk free interest rate traded at BM&FBovespa on the grant date and for the equivalent term of the option maturity.

The number and weighted-average exercise prices of share options under the share option programs were as follows:

	Number of options	Weighted- average exercise price—R$
At December 31, 2013	9,345,000	26.09
Granted	1,705,000	40.62
Share options exercised	(1,818,000)	(25.21)
Cancellation or settlements	(320,000)	—

At December 31, 2014	8,912,000	30.09
Granted	5,244,238	9.31
Cancellation or settlements	(280,000)	—

At December 31, 2015	13,876,238	24.22

For the year ended December 31, 2015, R$ 12,661 (R$ 12,924 on December 31, 2014 and R$ 6,595 for the nine month period ended December 31, 2013) has been recognized as an expense related to the stock option plan. The options outstanding at December 31, 2015 had an exercise price in the range of R$ 24.17 to R$ 41.68 and a weighted-average contractual life of 3.9 years (2014: 2 years).

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Management’s Annual Report on Internal Control over Financial Reporting

The management of Cosan Limited (the “Company”) is responsible for establishing and maintaining adequate internal control over financial reporting for the Company.

The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions.

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2015, based on the criteria set forth in Internal Control- Integrated Framework 2013 issued by the Committee of Sponsoring Organization of the Treadway Commission (COSO). Based on that assessment management has concluded that as of December 31, 2015, the Company’s internal control over financial reporting is effective.

Management’s assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2015 has been audited by KPMG Auditores Independentes, the Company’s independent registered public accounting firm, as stated in their report which appears herein.

The Management’s Annual Report on Internal Control over Financial Reporting has excluded the América Latina Logística S.A. (“ALL”) from its assessment of internal control over financial reporting as of December 31, 2015, because they were acquired by the Company in business combinations during fiscal year 2015 (see note 5 to the consolidated financial statements). The total assets of the ALL businesses acquired by Cosan Limited represents R$18,664.4 million and total revenue represents R$3,327.2 million of the related consolidated financial statement amounts as of and for the year ended December 31, 2015.

São Paulo, Brazil

Marcos Marinho Lutz	Marcelo Eduardo Martins
Chief Executive Officer	Chief Financial and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 10, 2016

COSAN LIMITED

By:	/s/ Marcelo Eduardo Martins
Name: Marcelo Eduardo Martins Title: Chief Financial Officer